Exhibit 99.1

IAO KUN GROUP HOLDING COMPANY LIMITED

Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on December 5, 2014
(or any adjournment or postponement thereof)

To the Shareholders of
Iao Kun Group Holding Company Limited

Notice is hereby given that the Annual Meeting of the Shareholders of Iao Kun Group Holding Company Limited (the “Company”) will be held on December 5, 2014 at 11:30 a.m. local time at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau, and at any adjourned or postponement thereof. The Annual Meeting is called for the following purposes:

1.	To elect each of Peter Li, Raymond Li Chun Ming, and Yeung Lun Allan to serve on the Board of Directors of the Company as Class A directors until the 2017 annual meeting of shareholders of the Company or until their respective successors are duly appointed and qualified;

2.	To adopt a share option scheme (“Share Option Scheme”) that complies with the Rules (“Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“the Hong Kong Stock Exchange”), conditional upon the listing of the Company on the Hong Kong Stock Exchange (the “Listing”);

3.	To amend the authorized share capital of the Company by the cancellation of the 1,150,000 authorized but unissued preference shares of a par value of US$0.0001 each in the authorized share capital of the Company, such that the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

4.	To adopt “友權集團控股有限公司” as the Company’s dual foreign name as a special resolution;

5.	To amend and restate the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association with effect from the Listing, as a special resolution;

6.	To grant authority to directors to issue new shares (not exceeding 20% of issued share capital) (the “Issue Mandate”), repurchase shares (not exceeding 10% of issued share capital) (the “Repurchase Mandate”) and to increase the number of shares issuable by the number of shares repurchased during the year, all conditional upon the Listing, and will remain valid until the next annual general meeting, or the deadline for holding the next annual general meeting under the articles of association of the Company and applicable laws and regulations, or when the power is revoked by shareholders, whichever is the earliest;

7.

To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2014 relating to financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”);

8.	To approve the appointment of RSM Nelson Wheeler as the Company’s additional independent auditors conditional upon the Listing relating to financial statements to be prepared in accordance with the international financial reporting standards (“IFRS”); and

9.	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

A proxy statement providing information, and a form of proxy to vote, with respect to the foregoing matters accompany this notice. The Board of Directors of the Company fixed the close of business on October 10, 2014 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Annual Meeting or any adjourned or postponement thereof. The register of members of the Company will not be closed. A list of the shareholders entitled to vote at the Annual Meeting may be examined at the Company’s offices during the 10-day period preceding the Annual Meeting.

Holders of record of the Company’s ordinary shares as of the Record Date are cordially invited to attend the Annual Meeting in person. Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible. We must receive the proxy form no later than 48 hours before the time of the Annual Meeting to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. A return envelope which requires no postage if mailed in the United States is enclosed for your convenience. You may obtain directions to the meeting by calling our offices at 852-2110-9133. This Proxy Statement, a form of proxy and our most recent Annual Report are available to view online at the following internet address: http://ir.ikghcl.com/events.cfm. Shareholders may obtain a copy of these materials, free of charge, by contacting William Schmitt at IRC LLC; 761 Main Avenue; Norwalk, CT 06851; U.S.A.

By Order of the Board of Directors,

Leong Siak Hung
Chief Executive Officer

Hong Kong, November 19, 2014

IMPORTANT

Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form to ensure your representation at such meeting.

If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares in the election of directors, unless you direct the nominee holder how to vote, by marking your proxy card.

IAO KUN GROUP HOLDING COMPANY LIMITED

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IAO KUN GROUP HOLDING COMPANY LIMITED

Unit 605, East Town Building
16 Fenwick Street, Wanchai
Hong Kong

PROXY STATEMENT

for

ANNUAL MEETING OF SHAREHOLDERS

To be held on December 5, 2014
(or any adjournment or postponement thereof)

PROXY SOLICITATION

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” or the “Board of Directors”) of Iao Kun Group Holding Company Limited (the “Company,” “Iao Kun,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 5, 2014, at 11:30 a.m. local time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder giving such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the Secretary of the Company, at the above stated address. Proxies may be solicited through the mails or direct communication with certain shareholders or their representatives by Company officers, directors, or employees, who will receive no additional compensation therefor. You may obtain directions to the meeting by calling our offices at 852-2110-9133.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy on which no direction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.”

The Company will bear the entire cost of preparing, assembling, printing and mailing this Proxy Statement, the accompanying proxy form, and any additional material that may be furnished to shareholders. The date on which this Proxy Statement and the accompanying Form of Proxy will first be mailed or given to the Company’s shareholders is on or about November 20, 2014.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting

We have elected to provide access to our proxy materials both by sending you this full set of proxy materials, including the notice of our annual meeting, this proxy statement, a proxy card and our 2013 Annual Report to Shareholders, and by notifying you of the availability of our proxy materials on the Internet. The notice of annual meeting, proxy statement, form of proxy and our 2014 Annual Report are also available at http://ir.ikghcl.com/events.cfm. The materials on the site are searchable, readable and printable, and the site does not use “cookies” or other tracking devices that identify visitors.

Your vote is important. Whether or not you expect to attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying proxy form as promptly as possible to ensure your representation at such meeting. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof, and may nevertheless vote in person at the annual meeting. If you hold your shares in street name and wish to vote your shares at the Annual Meeting, you should contact your broker, bank, custodian or other nominee holder about getting a proxy appointing you to vote your shares.

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QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following is information regarding the proxy material, annual meeting and voting is presented in a question and answer format.

Q.	What is the purpose of this document?

A.	This document serves as the Company’s proxy statement, which is being provided to Company shareholders of record at the close of business on October 10, 2014 (the “record date”) because the Company’s Board of Directors is soliciting their proxies to vote at the 2014 Annual Meeting of Shareholders (“Annual Meeting”) on the items of business outlined in the Notice of Annual Meeting of Shareholders (the “Meeting Notice”).

Q.	Why am I receiving these materials?

A.	We have sent you this proxy statement and the enclosed proxy card because the Board of Directors of the Company is soliciting your proxy to vote at the Annual Meeting, including at any adjournments or postponements of the meeting. You are invited to attend the Annual Meeting to vote on the proposals described in this proxy statement. However, you do not need to attend the meeting to vote your shares. Instead, you may simply complete, sign and return the enclosed proxy card.

When you sign the enclosed proxy card, you appoint the proxy holder as your representative at the meeting. The proxy holder will vote your shares as you have instructed in the proxy card, thereby ensuring that your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, you should complete, sign and return your proxy card in advance of the meeting just in case your plans change.

If you have signed and returned the proxy card and an issue comes up for a vote at the meeting that is not identified on the card, the proxy holder will vote your shares, pursuant to your proxy, in accordance with his or her judgment.

The Company intends to mail this proxy statement and accompanying proxy card on or about November 20, 2014 to all shareholders of record entitled to vote at the Annual Meeting.

Q.	Who may vote and how many votes my I cast?

A.	Only shareholders of record on the record date, October 10, 2014, will be entitled to vote at the Annual Meeting. On the record date, there were 59,202,314 ordinary shares outstanding and entitled to vote. Each ordinary share is entitled to one vote on each matter. There are no other classes of share capital outstanding.

Q.	What am I voting on?

A.	You are being asked to vote to on the following matters:

•	To elect three Class A directors;

•	To adopt the Share Option Scheme that complies with the Listing Rules conditional upon the Listing;

•	To amend the authorized share capital of the Company by the cancellation of the 1,150,000 authorized but unissued preference shares of a par value of US$0.0001 each in the authorized share capital of the Company, such that the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

•	To adopt “友權集團控股有限公司” as the Company’s dual foreign name as a special resolution;

•	To amend and restate the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association with effect from the Listing, as a special resolution;

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•	To approve the granting of the Issue Mandate and the Repurchase Mandate and to increase the number of shares issuable by the number of shares repurchased during the year, all conditional upon the Listing, and will remain valid until the next annual general meeting, or the deadline for holding the next annual general meeting under the articles of association of the Company and applicable laws and regulations, or when the power is revoked by shareholders, whichever is the earliest;

•	To ratify the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2014 relating to financial statements prepared in accordance with GAAP;

•

To approve the appointment of RSM Nelson Wheeler as the Company’s additional independent auditors conditional upon the Listing relating to financial statements to be prepared in accordance with IFRS; and

•	To consider and take action upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

If any nominee for director is unable or unwilling to serve, or if an item properly comes up for vote at the Annual Meeting, or at any adjournment or postponement thereof, that is not described in the Meeting Notice, that person acting as proxy pursuant to the proxy card will vote the shares as recommended by the Board of Directors pursuant to the discretionary authority granted in the proxy. At the time this proxy statement was printed, we were not aware of any matters to be voted on which are not described in this proxy statement.

Q.	How do I vote?

A.	You may either vote “For” or “Against” each of the nominees to the Board of Directors named herein and you may vote “For” or “Against” each of the other proposals, or “Abstain” from voting on such other proposals. The procedures for voting are outlined below:

Shareholder of Record: Shares Registered in Your Name

If you are a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy using the enclosed proxy card.

•	To vote in person, come to the Annual Meeting and we will give you a ballot when you arrive; or

•	To vote using the proxy card, simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us by 11:59 p.m. EST on the day before the Annual Meeting, we will vote your shares as you direct.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank, Custodian or Other Nominee Holder

If you received this proxy statement from your broker, bank, custodian or other nominee holder, your broker, bank, custodian or other nominee holder should have given you instructions for directing how that person or entity should vote your shares. It will then be your broker, bank, custodian or other nominee holder’s responsibility to vote your shares for you in the manner you direct. Please complete, execute and return the proxy card in the envelope provided by your broker, bank, custodian or other nominee holder promptly.

Under the rules of various national and regional securities exchanges, brokers generally may vote on routine matters, such as the ratification of the engagement of an independent public accounting firm, but may not vote on non-routine matters unless they have received voting instructions from the person for whom they are holding shares. The election of directors and the amendment to effect the change in the Company’s corporate name are non-routine matters, and, consequently, your broker, bank, custodian or other nominee holder will not have discretionary authority to vote your shares on these matter. If your broker, bank, custodian or other nominee holder does not receive instructions from you on how to vote on these matters, your broker, bank, custodian or other nominee holder will return the proxy card to us, indicating that he or she does not have the authority to vote on these matters. This is generally referred to as a “broker non-vote” and may affect the outcome of the voting.

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We therefore encourage you to provide directions to your broker, bank, custodian or other nominee holder as to how you want your shares voted on all matters to be brought before the Annual Meeting. You should do this by carefully following the instructions your broker, bank, custodian or other nominee holder gives you concerning its procedures. This ensures that your shares will be voted at the Annual Meeting.

You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker, bank, custodian or other nominee holder.

Q.	How does the Board recommend I vote?

A.	Our Board of Directors recommends that you vote:

•	FOR election of each of our three nominees for director;

•	FOR adoption of the Share Option Scheme that complies with the Listing Rules conditional upon the Listing;

•	FOR amending the authorized share capital of the Company by the cancellation of the 1,150,000 authorized but unissued preference shares of a par value of US$0.0001 each in the authorized share capital of the Company, such that the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each;

•	FOR adoption of “友權集團控股有限公司” as the Company’s dual foreign name as a special resolution;

•	FOR amending and restating the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association with effect from the Listing;

•	FOR approving the granting of the Issue Mandate and the Repurchase Mandate and to increase the number of shares issuable by the number of shares repurchased during the year, all conditional upon the Listing, and will remain valid until the next annual general meeting, or the deadline for holding the next annual general meeting under the articles of association of the Company and applicable laws and regulations, or when the power is revoked by shareholders, whichever is the earliest;

•

FOR approving the appointment of RSM Nelson Wheeler as the Company’s additional independent auditors conditional upon the Listing relating to financial statements to be prepared in accordance with IFRS; and

•	FOR ratification of the appointment of UHY LLP as the independent auditor of the Company for the fiscal year ending December 31, 2014 relating to financial statements prepared in accordance with GAAP.

Q.	What if I change my mind after I vote via proxy?

A.	If you hold your shares in your own name, you may revoke your proxy at any time before your shares are voted by:

•	mailing a later dated proxy prior to the Annual Meeting;

•	delivering a written request in person to return the executed proxy;

•	voting in person at the Annual Meeting; or

•	providing written notice of revocation to the Corporate Secretary of the Company at: Unit 605, East Town Building; 16 Fenwick Street; Wanchai, Hong Kong.

If you hold your shares in the name of your broker, bank, or other fiduciary, you will need to contact that person or entity to revoke your proxy.

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Q.	What does it mean if I receive more than one proxy card or voting instruction form?

A.	It means that you have multiple accounts at our transfer agent or with brokers, banks, or other fiduciaries. Please complete and return all proxy cards and voting instruction forms to ensure that all of your shares are voted.

Q.	How many shares must be present to hold a valid meeting?

A.	For us to hold a valid Annual Meeting, we must have a quorum, which means that greater than 33.33% of our outstanding ordinary shares that are entitled to cast a vote are present in person or by proxy at the Annual Meeting. Proxies received but marked as abstentions and Broker Non-Votes will be treated as shares that are present and entitled to vote for purposes of determining a quorum. Your shares will be counted as present at the Annual Meeting if you:

•	properly submit a proxy card (even if you do not provide voting instructions); or

•	attend the Meeting and vote in person.

On October 10, 2014, the record date, there were 59,202,314 ordinary shares outstanding. Therefore, at least 19,732,132 shares need to be present in person or by proxy at the Annual Meeting in order to hold the meeting and conduct business.

Q.	How many votes are required to approve an item of business?

A.	Each director shall be elected by a simple majority of the votes cast at the Annual Meeting. There is no cumulative voting for the Company’s directors.

The proposal to adopt the Share Option Scheme that complies with the Listing Rules conditional upon the Listing will be approved if passed by a simple majority of the votes cast by the shareholders at the Annual Meeting.

The proposal to amend the authorized share capital of the Company will be approved if the holders of not less than a simple majority of the votes cast by the shareholders at the Annual Meeting vote in favor of such amendment.

The proposal to adopt “友權集團控股有限公司” as the Company’s dual foreign name as a special resolution will be approved if the holders of not less than two-thirds of the votes cast by the shareholders at the Annual Meeting vote in favor of such adoption.

The proposal to amend and restate the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association with effect from the Listing as a special resolution will be approved if the holders of not less than two-thirds of the votes cast by the shareholders at the Annual Meeting vote in favor of such amendment and restatement.

The proposal approve the granting of the Issue Mandate and the Repurchase Mandate and to increase the number of shares issuable by the number of shares repurchased during the year, all conditional upon the Listing, and will remain valid until the next annual general meeting, or the deadline for holding the next annual general meeting under the articles of association of the Company and applicable laws and regulations, or when the power is revoked by shareholders, whichever is the earliest will be approved if passed by a simple majority of the votes cast by the shareholders at the Annual Meeting.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the approval of the appointment of RSM Nelson Wheeler as the Company’s additional independent auditors conditional upon the Listing.

The affirmative vote of a simple majority of the votes cast in person or by proxy at the Annual Meeting is required for the ratification of the appointment of UHY LLP as the independent auditors of the Company for the fiscal year ending December 31, 2014.

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Only shares that are voted are taken into account in determining the proportion of votes cast for any of the proposals. Any shares not voted (whether by abstention, broker non-vote or otherwise) will not impact any of the votes.

Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Q.	Who pays the cost for soliciting proxies?

A.	We will pay the cost for the solicitation of proxies by the Board of Directors. Our solicitation of proxies will be made primarily by mail. Proxies may also be solicited personally, by telephone, fax or e-mail by our officers, directors, and regular supervisory and executive employees, none of whom will receive any additional compensation for their services. We will also reimburse brokers, banks, custodians, other nominees and fiduciaries for forwarding these materials to beneficial holders to obtain the authorization for the execution of proxies.

Q.	Where can I find additional information about the Company?

A.	Our reports on Forms 20-F and 6-K, and other publicly available information, should be consulted for other important information about the Company. You can also find additional information about us on our web site at http://ir.ikghcl.com/. The principal executive office of the Company is located at Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The mailing address of the principal executive office is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. The telephone number for the Company is 852-2110-9133.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of October 24, 2014 by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares;

•	each of our current executive officers and directors; and

•	all of our current executive officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. Percentages of ownership are based on 60,452,314 Ordinary Shares outstanding as of October 24, 2014. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other convertible securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Sylvia Lee(1)	2,434,566	(2)	4.0%
Vong Hon Kun(3)	8,386,122		13.9%
Lam Chou In(3)	6,771,875		11.2%
Lam Man Pou(3)	6,513,265		10.8%
Chui Vai Hou, George(3)	12,140		*
James R. Preissler(4)	228,197		*
Leong Siak Hung(5)	1,321,757		2.2%
Li Chun Ming, Raymond(3)	20,825		*
Peter Li	183,413		*
Joao Manuel Santos Ferreira(3)	17,304		*
Yeung Lun, Allan(3)	17,304		*

All of our directors and executive officers as a group (10 individuals)	19,134,893		31.7%

All of our directors, executive officers and 5% stockholders who are our employees as a group.	25,906,768		42.9%

*	Less than 1%.
(1)	The business address of Mrs. Lee is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.
(2)	Represents 115,849 ordinary shares owned jointly by Mrs. Lee and her husband, 20,825 ordinary shares owned by Mrs. Lee and 2,297,892 ordinary shares held by CS Capital USA, LLC, an affiliate of Mrs. Lee and her husband.
(3)	Each of these persons maintains a business address at 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.
(4)	The business address of James R. Preissler is 50 Old Route 25A, Fort Salonga, NY 11768.
(5)	1,300,932 of such shares are held by Legend Global International Limited, of which Leong Siak Hung, director, has sole voting and dispositive power over the shares owned by it, which shares constitute all of the shares beneficially owned by Mr. Leong. The business address of Legend Global International Limited is Flat G, 37/F, Block 3, Island Harbourview, Tai Kok Tsui, Kowloon, Hong Kong.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board of Directors, upon recommendation from the Nominating Committee, has nominated the persons identified under the caption “Class A Directors - Nominees” for election as directors, to serve until the 2017 annual meeting and their successors have been elected and qualified If any nominee becomes unavailable for election, which is not expected, the persons named in the accompanying proxy intend to vote for any substitute whom the Board of Directors nominates. Information regarding the directors whose terms expire at the next two annual meetings is also set forth below.

Name	Age	Other positions with Company
Class A Directors – nominees
Peter Li	50	NA
Raymond Li Chun Ming	57	Chief Financial Officer
Yeung Lun Allan	58	NA

Class B Directors - one-year term remaining
Leong Siak Hung	44	Chief Executive Officer
James R. Preissler	41	NA
João Manuel Santos Ferreira	61	NA

Class C Directors - two-year term remaining
Lam Man Pou	51	Chairman and Chief Marketing Officer
Vong Hon Kun	49	Chief Operating Officer
George Chui Vai Hou	47	NA

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors.

If a quorum is present at the annual meeting, the three nominees for director receiving a majority of the votes properly cast for the election of directors at the annual meeting will be elected to our Board of Directors.

The following pages set forth the names, ages and director start dates of the directors and director nominees, their respective principal occupations or brief employment history for the past five years and the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Lam Man Pou, age 51, has been the chairman and chief marketing officer and a director of the Company since February 2010 and has been the chairman, chief marketing officer and a director of AGRL since its inception in May 2007. He is responsible for the overall direction and development of the Company, its subsidiaries and VIP gaming promoters. He is also responsible for developing IKGH’s and its VIP gaming promoters’ marketing programs. Mr. Lam is a citizen of Macau, China and has been involved in the gaming industry in Macau for over 20 years. He had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before setting up his own gaming promotion business in May 2006. From May 2006 to early July 2007, he was the sole proprietor of Sang Heng and Spring. From March 1990 to May 2002, Mr. Lam was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Lam was a junket agent for Casino New Century. From July 2004 through May 2006 Mr. Lam was a junket agent for Waldo Casino. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Lam’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

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Leong Siak Hung, age 44, has served as the Chief Executive Officer and a director of the Company since February 2010 and has served as the chief executive officer and a director of AGRL since its formation and is responsible for the direct general administration of the Company and the Company’s strategic planning and expansion. Mr. Leong is a citizen of Macau, China and has over 17 years of active management with various industrial and real property companies in Macau, Hong Kong and China. From November 2001 through June 2003, he was chief executive officer of National Craft Industrial Co. Ltd, a toys manufacturing company in China. From July 2003 to June 2006, he was chief executive officer of Idea Kids Toy Co. Ltd. and Genesis Industrial Co. Ltd. Since July 2006, he has been chairman of Idea Kids Toy Co., Ltd, a toy manufacturing company in China, and also has been chairman of Genesis Industrial Co., Ltd, a toy manufacturing company in Macau. From July 2006 to December 31, 2009, he was chairman of Zhuhai Zhongzhu Real Estate Development Company Ltd, a real property developer. He has acted as management advisor for Mr. Lam in respect of general administration and human resources management for VIP gaming rooms since May 2006. Mr. Leong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Li Chun Ming, Raymond, age 57, has served as the chief financial officer and a director of the Company since February 2010 and has served as chief financial officer and a director of AGRL since its formation and is responsible for the accounting and finance of the Company. Mr. Li is a citizen of Hong Kong, China and is a practicing Certified Public Accountant and a member of the Hong Kong Institute of Certified Public Accountants. He is also an associate of the Hong Kong Taxation Institute and the Association of International Accountants. He is a graduate of Hong Kong Polytechnic University, Department of Accounting. From July 1984 through July 2005 he worked as senior manager for Tony C. M. Yau & Company, Certified Public Accountant, in Hong Kong, where he was engaged in auditing, accounting and corporate services. From August 2005 through July 2006 he worked as a consultant for K Li Business Consultancy Limited, where he was engaged in the provision of corporate and financial advisory services. Since August 2006 he has been an executive director of Klis & Associates CPA Limited, Certified Public Accountants, in Hong Kong. In September 2004, he was appointed as an independent non-executive director of Benefun International Holding Limited, a Hong Kong publicly listed company engaged in the sales of plantation products, property development, garment manufacturing and retailing, and held such position until May 2009. He has acted as an advisor to Mr. Lam in respect of the financial management of the VIP gaming rooms since May 2006. Mr. Li’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

Vong Hon Kun, age 49, has served as the chief operating officer and a director of the Company since February 2010 and has served as chief operating officer and a director of AGRL since its formation and is responsible for the day-to-day operation of the Company and developing the VIP gaming patron market in mainland China and the junket agent network throughout that country. Mr. Vong is a citizen of Macau, China. Mr. Vong has spent over 20 years in the gaming industry and had served as junket agent for various VIP gaming rooms in SJM casinos and Waldo Casino before joining Lam Man Pou for promoting gaming business in May 2006. From July 1990 to May 2002, Mr. Vong was a junket agent for the Casinos of Sociedade de Turismo e Diversoes de Macau, S.A. From June 2002 through May 2005, Mr. Vong was a junket agent for Casino New Century. From July 2004 through May 2005 Mr. Vong was a junket agent for Waldo Casino. Before he joined the gaming industry, Mr. Vong had worked as a civil servant for six years. He is a member of the Macau Gaming Industry General Association of Administrators and VIP Gaming Promoters. Mr. Vong’s business address is Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong.

James R. Preissler, age 43, has served as a director of CS China Acquisition Corp. (“CS China”), the Company’s corporate predecessor, from June 2008 and served as chief financial officer and secretary of the Company from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Since November 2006, Mr. Preissler has served as a managing partner of Panthera Capital Group, an advisory firm for Chinese companies. From November 2004 until November 2006, Mr. Preissler served as the chief financial officer and secretary for China Unistone Acquisition Corp., a blank check company that subsequently merged with a target in China to form Yucheng Technologies (Nasdaq: YTEC), a provider of financial technologies and solutions to banks in China. Mr. Preissler has served as an investment advisor to Yucheng Technologies since its merger in November 2006. From March 2003 until September 2005, Mr. Preissler served as the associate director of research for Majestic Research, a New York-based independent research boutique firm focused on proprietary research for hedge funds and institutional investors. From March 2002 to February 2003, he served as a head of the digital media research group of Investec, an investment bank specializing on mid-cap growth companies in the United States and Europe. Mr. Preissler received a Bachelor of Arts degree from Yale University and currently holds Series 7, 24, 63, and 79 securities licenses. Mr. Preissler’s business address is 50 Old Route 25A, Fort Salonga, New York.

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João Manuel Santos Ferreira, age 61, has served as a director of the Company since April 7, 2010. Mr. Ferreira is an attorney at law in Macau. From 1996 to July 2008, he was a practicing solicitor at the Macau Jurisdiction Court. From 1975 to 1996, he served in various positions with Macau public departments, including the Macau Inspection Gaming Bureau (DICJ), where he was a Gaming Inspector from 1989 to 1996. He holds a Bachelor’s degree in law from the University of Macau. Mr. Ferreira’s business address is Suite G, 2/F, 26 Rua Dr. Pedro Jose Lobo, Macau.

Yeung Lun Allan, age 58, has served as a director of the Company since April 7, 2010. Since 1982, Mr. Yeung has had extensive experience in the manufacturing industry in China. Since June 2008, he has been the operation manager of Yen Hing Leather Works Factory, which operates a manufacturing plant of 3,500 employees in Dongguang, China. From 1982 to 1985, he was with Sun Chung Precision Metal Industry Limited, where he was General Manager at the time he left that company. From 1995 to March 2007, as general manager or deputy general manager, he managed 5 other manufacturing plants in China having thousands of employees. From April 2007 to March 2009, he was an assistant operations manager for High-Tech Industrial (HK) Ltd. Mr. Yeung holds a Bachelor’s degree in Electrical Engineering from Aichi Institute of Technology in Japan. Mr. Yeung’s business address is 27/F, Yen Sheng Centre, 64 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

George Chui Vai Hou, age 47, has served as a director of the Company since April 7, 2010. Mr. Chui has been Executive Director of Wai Luen Import & Export Company Limited in Macau since 1998. Since December 2008, he has also been Executive Director of Ieng Tat Investment & Development Company Limited, a Macau company engaged in investment activities. From December 2000 to June 2006, he was also Executive Director of Tai Chong Ip (Group) Company Limited, a real estate trading company in Macau. Mr. Chui has also been invited and serves as a Member of the 9th, 10th and 11th Guangzhou Committees of the Chinese People’s Political Consultative Conference of China, which are consultative committees for the Conference. He received a Bachelor’s degree in Social Sciences with First Class Honours, majoring in accounting and statistics, from the University of Southampton in the United Kingdom and also holds a Master of Science degree in International Banking and Financial Studies from the same university. Mr. Chui’s business address is 13A Seng Vo Kok, 405 Rua De Amizade, Macau.

Peter Li, age 50, has served as our director since December 2011. Mr. Li served as a director of CS China from June 2008 until the Company’s acquisition of AGRL on February 2, 2010. Mr. Li is currently chief financial officer of Hollysys Automation Technologies (NASDAQ: HOLI), a leading automation technology and product provider to industrial, rail, and nuclear sectors in China. Mr. Li is an independent director and audit committee chairman for China Valves Technology, Inc. (NASDAQ: CVVT) and Yuhe International Inc.(PK.YUII). Prior to working at Hollysys, Mr. Li was CFO of Yucheng Technologies (NASDAQ: YTEC), a leading IT service provider to banking industry in China. Mr. Li was Internal Controller with Lenovo, a leading PC maker in China, before he joined Yucheng Technologies. Mr. Li graduated from Beijing Foreign Studies University with a B.A. and received a Master of Education from University of Toronto. Mr. Li is a Certified General Accountant in Ontario, Canada.

There are currently no family relationships among our directors, director nominees, and executive officers.

It is intended that the accompanying proxy will be voted for the election, as directors, of the three persons named under “Nominees for three-year term” above, unless the proxy contains contrary instructions.

The Board and Board Committees

During the year ended December 31, 2013, the Board of Directors met two times and took action by written consent on six occasions. All of the directors attended at least 75% of the aggregate of the total number of board meetings and the total number of meetings held by all committees of the board on which such director served. Each director is expected to participate, either in person or via teleconference, in meetings of our Board of Directors and meetings of committees of our Board of Directors in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting. The Board of Directors has determined that the following directors and director nominees are each independent directors as defined in Rule 5605(a)(2) of the Listing Rules of the NASDAQ Stock Market LLC (the “Nasdaq Listing Rules”): James R. Preissler, Yeung Lun Allan, João Manuel Santos Ferreira, George Chui Vai Hou, and Peter Li.

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Current Committee Composition
Name	Audit	Nominating	Compensation
James R. Preissler	C
Yeung Lun Allan	M		M
João Manuel Santos Ferreira		C	M
George Chui Vai Hou	M	M
Peter Li		M	C

“C” Indicates committee chair.

“M” Indicates committee member.

Audit Committee.

On March 10, 2010, the Board of Directors formed the Audit Committee and adopted a written charter. The Company intends to adopt a new written charter, substantially in the form attached hereto as Annex A, upon the Listing. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). James R. Preissler (Chairman), Yeung Lun Allan and George Chui Vai Hou currently serve on this committee. The Audit Committee held two meetings during 2013, and took action by written consent on four occasions. The Board of Directors has determined that James R. Preissler is an “audit committee financial expert”. The Board of Directors has determined that each of the members of the Audit Committee are independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules.

The Audit Committee operates under a written charter adopted by the Board of Directors and assists the Board of Directors by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results.

Report of the Audit Committee

The Audit Committee assists the Board of Directors in providing oversight of the systems and procedures relating to the integrity of the Company’s financial statements, the Company’s financial reporting process, its systems of internal accounting and financial controls, the annual independent audit process of the Company’s annual financial statements, the Company’s compliance with legal and regulatory requirements and the qualification and independence of the Company’s independent registered public accounting firm. Management has the responsibility for the implementation of these activities. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, including a discussion of the quality and the acceptability of the Company’s financial reporting and controls.

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The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited financial statements with U.S. generally accepted accounting principles and on the effectiveness of the Company’s internal control over financial reporting. With respect to the audit of Company’s financial statements for the year ended December 31, 2013, the Audit Committee has reviewed and discussed the audited financial statements with management; has discussed with Company’s independent accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and has received the written disclosures and the letter from the independent accountant required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant’s communications with the Audit Committee concerning independence and has discussed with the independent accountant the independent accountant’s independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the company’s annual report on Form 20-F for the fiscal year ended December 31, 2013. The Audit Committee also reappointed UHY LLP as the Company’s independent registered public accounting firm for fiscal 2014.

The members of the Audit Committee are:

James R. Preissler

Yeung Lun Allan

George Chui Vai Hou

Nominating Committee.

On April 7, 2010, the Board of Directors formed the Nominating Committee and adopted a written charter. The Company intends to adopt a new written charter, substantially in the form attached hereto as Annex B, upon the Listing. João Manuel Santos Ferreira (Chairman), George Chui Vai Hou and Peter Li, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The Nominating Committee did not meet in person at any time during 2013, but did act by written consent on two occasions.

The Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to applicable rules and regulations of the Securities and Exchange Commission and any stock exchange.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements. The Nominating Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

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•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

“Diversity,” as such, is not a criterion that the Nominating Committee considers. The directors will consider candidates from any reasonable source, including current board members, shareholders, professional search firms or other persons. The directors will not evaluate candidates differently based on who has made the recommendation.

Shareholders who wish to recommend to the Nominating Committee a candidate for election to the Board of Directors should send their letters to Unit 605 East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, Attention: Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Nominating Committee. Shareholders must follow certain procedures to recommend to the Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past 20 years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past 10 years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected. Although it has not done so in the past, the Nominating Committee may retain search firms to assist in identifying suitable director candidates.

Compensation Committee.

On April 7, 2010, the Board of Directors formed a Compensation Committee and adopted a written charter. The Company intends to adopt a new written charter, substantially in the form attached hereto as Annex C, upon the Listing. Peter Li (Chairman), João Manuel Santos Ferreira, and Yeung Lun Allan, each of whom is independent as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules, currently serve on this committee. The Compensation Committee did not meet in person during 2013 but took action by written consent on two occasions. The charter sets forth responsibilities, authority and specific duties of the Compensation Committee. The principal functions of the compensation committee are to evaluate the performance of our officers, to review any compensation payable to our directors and officers, to prepare compensation committee reports, and to administer the issuance of any common stock or other equity awards issued to our officers and directors.

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Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has at any time been an officer or employee of ours or our subsidiaries. No interlocking relationship exists between our Board of Directors or Compensation Committee and the Board of Directors or Compensation Committee of any other company, nor has any interlocking relationship existed in the past.

Board Operations

The positions of principal executive officer and chairman of the Board of Directors of the Company are held by different persons. The chairman of the Board of Directors chairs Board of Director and shareholder meetings and participates in preparing their agendas.

The Board of Directors is responsible for overall supervision of the Company’s risk oversight efforts as they relate to the key business risks facing the organization. Management identifies, assesses, and manages the risks most critical to the Company’s operations on a day-to-day basis and routinely advises the Board of Directors on those matters as the CEO and CFO have access to the Board of Directors, attend regular meetings as well as the audit committee meetings. The Board’s role in risk oversight of the Company is consistent with the Company’s leadership structure, with senior management having responsibility for assessing and managing the Company’s risk exposure, and the Board and its Committees, providing oversight as necessary in connection with those efforts.

Director Compensation

All of our directors presently receive annual compensation of $30,000 in cash and $20,000 in our ordinary shares, valued at the average of the closing prices of the ordinary shares over the three-month period preceding the end of each fiscal year. The directors of the Company are entitled to receive an aggregate of 60,790 ordinary shares for fiscal 2013. The chairman of the audit committee receives additional annual cash compensation of $10,000 and the other members of the audit committee each receive additional annual cash compensation of $5,000. The chairman of the compensation and nominating committees each receive additional annual cash compensation of $5,000 and the other members of these committees each receive additional annual cash compensation of $3,000. Each director receives $1,000 for each board or committee meeting that he or she attends (whether in person or telephonically) that is at least an hour in duration and $500 for each board or committee meeting he or she attends that is less than an hour in duration.

The following table sets forth information regarding compensation provided to our directors for their service on the board of directors in 2013.

Name	Fees Earned or Paid in Cash (US$)	Ordinary Shares(1) (US$)	Total (US$)
Raymond Li Chun Ming	35,000	20,000	55,000
Yeung Lun Allan	38,000	20,000	58,000
Lam Man Pou	30,000	20,000	50,000
Vong Hon Kun	30,000	20,000	50,000
George Chui Vai Hou	38,000	20,000	58,000
Leong Siak Hung	30,000	20,000	50,000
James R. Preissler	40,000	20,000	60,000
Manuel Santos Ferreira	38,000	20,000	58,000
Peter Li	38,000	20,000	58,000

(1)	Our board of directors determined that the valuation price of our ordinary shares with respect to the 2013 directors’ equity compensation was $3.29.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian, or other nominee holder cannot vote your shares in the election of directors, unless you direct the holder how to vote, by marking your proxy form.

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EXECUTIVE OFFICERS

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Office
Lam Man Pou	Chairman and Chief Marketing Officer
Leong Siak Hung	Chief Executive Officer
Li Chun Ming, Raymond	Chief Financial Officer
Vong Hon Kun	Chief Operating Officer
Sylvia Lee	Executive Vice President

Biographical information for Lam Man Pou, Leong Siak Hung, Raymond Li Chun Ming, and Vong Hon Kun are set forth above beginning on page 8.

Sylvia Lee, age 50, became our executive vice president in April 2010. She served as the president, chief financial officer and secretary of CS China from its inception until June 2008 and as a director of the Company from February to April 2010. Ms. Lee is a founding member, and has served as the vice chairman and chief financial officer of CS Capital USA since August 2004. She has also been a director of SK Development since May 2006. Ms. Lee is a founding member and has been the executive vice president of Lee Holdings Company, Inc. since August 1989. From November 1994 to January 2001, Ms. Lee served as the president and was a co-founder of Unique Domain, Inc., an interior design firm and furniture trade showroom chain store in Florida. From June 1993 to September 1997, Ms. Lee was a member and also served as the treasurer of the Arts and Design Village Development Council of Buena Vista, Inc., a non-profit organization which had helped revitalize the mid-town Miami area and the Miami Design District. From August 1989 to August 1995, Ms. Lee served as the vice president of City Homes, Inc. Ms. Lee received a Master of Science degree. from Florida International University and a Bachelor of Arts degree from the University of Hawaii. Ms. Lee’s business address is 4100 N.E. Second Avenue, Suite 318, Miami, Florida 33137.

Executive Compensation

Benchmarking of Cash and Equity Compensation

We believe it is important when making compensation-related decisions to be informed as to current practices of similarly situated publicly held companies. We expect to stay apprised of the cash and equity compensation practices of publicly held companies in the gaming industry through the review of such companies’ public reports and other resources. It is expected that any companies chosen for inclusion in any benchmarking group would have business characteristics comparable to us, including revenues, financial growth metrics, stage of development, employee headcount and market capitalization. While benchmarking may not always be appropriate as a stand-alone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this information will be an important part of our compensation-related decision-making process.

Compensation Components

Base Salary.  Generally, we set executive base salaries for our executives and those of Iao Kun at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies. We seek to maintain base salary amounts at or near the industry norms while avoiding paying amounts in excess of what we believe is necessary to motivate executives to meet corporate goals. Base salaries will generally be reviewed annually, subject to terms of employment agreements, and we will seek to adjust base salary amounts to realign such salaries with industry norms after taking into account individual responsibilities, performance and experience.

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Incentive Bonuses.  We may design and utilize cash incentive bonuses for our executives and those of AGRL to focus them on achieving key operational and financial objectives within a yearly time horizon. It is expected that such bonuses will be based on the standards include objective standards for job specific matters and subjective standards based on diligence, improvement of skills and company loyalty, decisiveness and an appropriate service mind-set. Improvement over the prior year is considered highly important. No cash bonuses have been granted to date.

Equity-Based Awards.  We may also use equity-based awards, such as stock options and stock grants, as part of our compensation packages. As of the date of this annual report, we have not adopted any plans or policies regarding such awards. As part of her annual compensation, Sylvia Lee, our executive vice president, receives $20,000 of our ordinary shares, as further described under “—Officer Compensation; Employment Agreements” below.

Officer Compensation; Employment Agreements

The following table sets forth all compensation paid to our executive officers (not including amounts paid in connection with their services as directors, which is described below) during 2013:

Name and Principal Position	Fees Earned or Paid in Cash (US$)	Ordinary Shares (US$)	Total (US$)
Lam Man Pou, Chairman and Chief Marketing Officer	163,987	—	163,987
Leong Siak Hung, Chief Executive Officer	270,734	—	270,734
Raymond Li Chun Ming, Chief Financial Officer	212,719	—	212,719
Vong Hon Kun, Chief Operating Officer	163,987	—	163,987
Sylvia Lee, Executive Vice President	30,000	20,000	50,000

(1) Our board of directors determined that the valuation price of our ordinary shares with respect to the 2013 equity compensation was $3.29.

IKGH has employment agreements with two of its executive officers. The following table sets forth certain information about these employment agreements as of December 31, 2013.

Officer	Position	Termination Date	Annual Salary
Lam Man Pou	Chief Marketing Officer	February 1, 2015	$201,189
Vong Hon Kun	Chief Operating Officer	February 1, 2015	$201,189

These agreements were amended on July 1, 2013 to increase the annual salary for each officer. As of July 1, 2013: Lam Man Pou’s annual salary increased to $201,189; and Von Hon Kun’s annual salary increased to $201,189.

Each officer is entitled to paid vacation in accordance with IKGH’s policies. Each officer is also entitled to reasonable use of company-provided automobiles, with the officer to be reimbursed for all reasonable expenses related to the use and operation of such automobiles. However, no automobiles are currently being provided and we currently have no plan in place to provide automobiles.

The employment agreements provide that the executive, during a period of five years following the termination of his employment shall not compete with IKGH or solicit any of its employees.

The agreements contain provisions prohibiting the executives, during their respective terms of employment, from selling, hypothecating or otherwise transferring more than 20% of any ordinary shares that may be transferred to them by Spring Fortune from shares it received or receives as a result of the acquisition. If an executive’s employment is terminated for any reason prior to the expiration of the employment term, or if the executive breaches the confidentiality and non-competition and non-solicitation provisions of his employment agreement, the executive is obligated to transfer and assign to us all securities then held by him and all rights to receive securities in the future, which securities will be canceled.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Code of Ethics and Related Person Policy

Our Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interest, except under guidelines approved by the board of directors (or the audit committee, if one exists at the time). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5 percent beneficial owner of our ordinary shares, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10 percent beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position. We are not prohibited from entering into related-party transactions with our directors and officers.

Our board of directors is responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The board of directors will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the other members of the board of directors with all material information concerning the transaction. Additionally, we require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Related Person Transactions of the Company

Because IKGH and its subsidiaries are not able to directly operate as VIP gaming promoters, IKGH’s management has technical ownership of IKGH’s VIP gaming promoters, but each such VIP gaming promoter has entered into an agreement with a subsidiary of IKGH providing that 100% of the profits of each VIP gaming promoter be paid to a subsidiary of IKGH. None of the members of IKGH’s management team receive compensation for being the owners of IKGH’s VIP gaming promoters. The following table shows the relationships of IKGH’s management team to its Promotion Entities:

Entity Name	Management Team Member Owning Entity
Sang Heng	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Doowell Limited	Lam Man Pou, Vong Hon Kun and Leong Siak Hung
Iao Pou	Lam Chou In
King’s Gaming	Mok Chi Hung
Sang Lung	Lam Man Pou and Vong Hon Kun
Bao Li	Lou Kan Kuong and Lei Kam Keong
Oriental	Lam Chou In and Vong Veng Im

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The following is a summary of related party transaction and balances as of and for the years ended December 31, 2013, 2012 and 2011:

	2013	2012	2011
Loans payable to Mr. Lam Man Pou and Mr. Vong Hon Kun	$5,809,075	$62,214,078	$62,641,619
Loan payments made to Mr. Lam Man Pou and Mr. Vong Hon Kun in cash	$25,802,070	$671,071	$-
Contingent consideration payable to Mr. Mok Chi Hung	$9,000,000	$18,000,000	$44,550,585
Contingent consideration paid to Mr. Mok Chi Hung in cash	$9,000,000	$9,000,000	$-
Contingent consideration payable to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$33,027,050	$32,294,981	$-
Contingent consideration paid to Mr. Lou Kan Kuong and Mr. Lei Kam Keong	$13,000,000	$15,146,032	$-
Contingent consideration payable to Mr. Vong Veng Im	$36,528,269	$-	$-
Contingent consideration paid to Mr. Vong Veng Im	$20,000,000	$-	$-
Payable to Pak Si for management services	$619,042	$567,684	$462,665
Total expense for Pak Si for management services	$6,807,018	$5,966,147	$5,305,258
Entertainment expense paid to restaurant owned by Mr. Lam Man Pou, Mr. Vong Hon Kun and Mr. Leong Siak Hung	$779,224	$-	$-

Star World Hotel and Casino has extended a credit line of $27.2 million to Sang Heng which is guaranteed by Mr. Lam. Galaxy Macau Resort has extended a credit line of $25.6 million to Sang Lung which is guaranteed by Mr. Lam. These credit lines are used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the Iao Kun VIP Rooms operated by Sang Heng at the Star World Hotel and Casino and by Sang Lung at the Galaxy Macau Resort. The credit lines are non-interest bearing, and Mr. Lam is not compensated by AGRL for the guarantee.

The Sands Cotai Central has extended a credit line of $3.85 million to King’s Gaming, which is guaranteed by Mr. Vong and Mr. Mok. The credit line is used to advance funds to VIP gaming patrons so that theVIP gaming patrons can purchase non-negotiable chips on credit at the Wenzhou VIP gaming room promoted by King’s Gaming at the Venetian Resort Hotel. The credit line is non-interest bearing and Mr. Vong and Mr. Mok are not compensated by AGRL for the guarantees.

From time to time, Mr. Lam and Mr. Vong Hon Kun make small loans to AGRL for operational purposes. Such loans do not bear interest and Mr. Lam is not otherwise compensated for making such loans.

City of Dreams Hotel & Casino has extended a credit line of $3.9 million to Bao Li Gaming, which is guaranteed by Mr. Lou. The credit line is used to advance funds to VIP gaming patrons so that the VIP gaming patrons can purchase non-negotiable chips on credit at the VIP gaming room promoted by Bao Li Gaming at City of Dreams Hotel & Casino. The credit line is non-interest bearing and Mr. Lou is not compensated by AGRL for the guarantee.

Messrs. Lam and Vong have agreed to extend credit to AGRL to lend funds to its VIP gaming promoters so that they in turn can extend credit to their VIP gaming patrons. Such loans by Messrs. Lam and Vong are non-interest bearing. See the section entitled “AGRL’s Gaming Operations—Profit Interest Agreements” under Item 4.B. herein for further information regarding these arrangements.

Day-to-day management and operation of the VIP gaming rooms is contracted by the VIP gaming promoter to a management company that is responsible for hiring and managing all staff needed for the operation. This includes local managers and executives to provide supervision, finance and cage personnel, public relations, drivers and other service staff (waiters, cleaners, etc.). The VIP Gaming Entities have entered into such agreements with Pak Si Management and Consultancy Limited (“Pak Si”), owned by Ms. Tam Lai Ching, Mr. Vong’s sister-in-law, pursuant to which Sang Heng pays Pak Si approximately US $142,000 per month for the VIP gaming room at Star World Hotel; King’s Gaming pays approximately US $97,000 per month for the VIP gaming room at the Sands Cotai Central Resort; Bao Li pays approximately US $97,000 per month for the VIP gaming room at the City of Dreams Hotel and Casino, Cotai, Macau; Sang Lung pays approximately $142,000 per month for the VIP gaming room at the Galaxy Resort, Macau; and Oriental pays approximately $97,000 per month for the VIP gaming room at Le Royal Arc Casino in Macau. Pak Si must pay all salaries, benefits and other expenses of operation out of such amounts. Such agreements are for one-year terms.

19

PROPOSAL NO. 2

PROPOSAL TO ADOPT A SHARE OPTION SCHEME THAT COMPLIES WITH HONG KONG LISTING RULES

General

The Company wishes to adopt the Share Option Scheme, or the Scheme, that complies with the Listing Rules conditional upon the Listing, and which authorizes the directors to approve any amendments to the rules of the Scheme as may be permitted by the Hong Kong Stock Exchange. The Scheme would allow the directors, in their absolute discretion, to grant options to subscribe for shares thereunder and to allot, issue and deal with shares pursuant to the exercise of options which may be granted under the Scheme, and to take all such steps as may be necessary to implement the Scheme, conditional upon the Listing. Approval of this proposal would also allow the listing of, and permission to deal in, such number of shares of the Company which may fail to be allotted and issued pursuant to the exercise of the options which may be granted under the rules of the Scheme.

Purpose of the Share Option Scheme

The purpose of the Scheme is to attract and retain the best available personnel, to provide additional incentive to the employees, directors, consultants and advisors of the Company and its subsidiaries and to promote the success of the business of the Company and its subsidiaries.

Description of the Share Option Scheme

The Board may from time to time during the period of 10 years commencing from the date of the Listing offer options to eligible persons (to be selected in each case at the absolute discretion of the Board from time to time based on the Board’s opinion as to such person’s contribution or potential contribution to the development and growth of the Company and its subsidiaries), subject to the terms, conditions, restrictions or limitations (if any) as the Board may think fit in accordance with the terms of the Scheme. Subject to the limitations referred to in the Scheme, the Board shall also determine the number of shares to be included in an option to be offered to an eligible person provided always that such terms shall not be inconsistent with the relevant requirements of the Listing Rules.

The number of shares which may be issued upon exercise of all options granted under the Scheme and all other share option schemes of the Company existing at any point in time may not in the aggregate exceed 10% of the total number of shares issued and outstanding as at the date of the shareholders’ approval of the Scheme (December 5, 2014, if the Scheme is approved at the meeting). The number of shares which may be issued upon the exercise of all outstanding options granted and yet to be exercised under the Scheme and any other schemes of the Company may not exceed such number of shares as shall represent 30% of the issued and outstanding shares of the Company from time to time. Unless approved by the shareholders of the Company in the manner as set out in Scheme, the total number of shares issued and to be issued upon the exercise of the options granted to each eligible person (including both exercised, cancelled and outstanding options) in any 12-month period may not exceed one percent of the issued and outstanding shares of the relevant class of securities of the Company. The Board may amend any of the provisions of the Scheme or withdraw or otherwise terminate the Scheme at any time but no alterations shall be made to the advantage of any participant unless approved by the shareholders of the Company in a general meeting.

In the judgment of the Company’s Board of Directors, the adoption of the Scheme that complies with the Listing Rules as described above is desirable so that, among other reasons, the Company can attract and retain the best available personnel and incentivize its employees, directors, consultants and advisors.

The form of Scheme is attached hereto as Annex D.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO ADOPT A SHARE OPTION SCHEME THAT COMPLIES WITH HONG KONG LISTING RULES.

20

PROPOSAL NO. 3

PROPOSAL TO AMEND THE AUTHORIZED SHARE CAPITAL OF THE COMPANY

The Company proposes to amend the authorized share capital of the Company by cancellation of the 1,150,000 authorized but unissued preference shares of a par value of US$0.0001 each in the authorized share capital of the Company, such that the authorized share capital of the Company is US$50,000 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

Purpose of Cancellation of Preference Shares

Article 6 currently permits the Board to issue preferred shares having voting, conversion and other rights to be determined by the Board in its sole discretion. This is sometime referred to as “blank check” preferred shares because it does not require shareholder approval. When a board of directors retains the “blank check” authority to issue preferred shares, such a provision is typically viewed as an anti-takeover defense that a board of directors can use to frustrate a merger or acquisition transaction that could be viewed favorably by shareholders. In order to list on the Hong Kong Stock Exchange, we are required to eliminate the provision relating to “blank check” preferred.

This amendment does not preclude the Company from issuing preferred shares in the future. However, if the proposed amendment of the Articles is approved, any future issuances of preferred shares would require shareholder approval. The Board does not intend to issue preferred shares in the future absent shareholder approval.

In the judgment of the Company’s Board of Directors, the change to repeal the authority to issue preference shares in the Company’s Amended and Restated Articles of Association is desirable in order to have the Company list on the Hong Kong Stock Exchange.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO AMEND AND RESTATE THE COMPANY’S CONSTITUTIONAL DOCUMENTS TO REPEAL THE AUTHORITY TO ISSUE PREFERENCE SHARES CONTAINED THEREIN.

21

PROPOSAL NO. 4

PROPOSAL TO ADOPT “友權集團控股有限公司” AS THE COMPANY’S DUAL FOREIGN NAME

The Company proposes as a special resolution:

That the Company adopt the Chinese name “友權集團控股有限公司” as the Company’s dual foreign name.

In the judgment of the Company’s Board of Directors, the adoption of the Chinese name “友權集團控股有限公司” as the Company’s dual foreign name is desirable as the business operations of the Company and its subsidiaries are situated in Macau and the Company’s shares are proposed to be listed on the Hong Kong Stock Exchange.

Shareholders will not be required to exchange outstanding share certificates for new share certificates if the new name is adopted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL TO ADOPT

“友權集團控股有限公司” AS THE COMPANY’S DUAL FOREIGN NAME.

22

PROPOSAL NO. 5

PROPOSAL TO ADOPT THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY WITH EFFECT FROM THE LISTING

The Company proposes as a special resolution:

That the Third Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association annexed hereto with effect from the Listing.

Purpose of Adopting Fourth Amended and Restated Memorandum and Articles of Association

The Company’s Third Amended and Restated Memorandum and Articles of Association was adopted by a special resolution passed on September 24, 2013. The Board proposes to make certain amendments to the Company’s Third Amended and Restated Memorandum and Articles of Association for the purpose of, amongst other things, conforming to the requirements under the Listing Rules and the usual features of memorandum and articles of association of Cayman Islands companies listed in Hong Kong, which are conditional upon and with effect from the Listing, while at the same time still in compliance with the laws of the Cayman Islands and the relevant requirements under U.S. laws and regulations. The Board proposes to adopt the Fourth Amended and Restated Memorandum and Articles of Association which are conditional upon and with effect from the Listing, for the purpose of consolidating all the proposed amendments to the Third Amended and Restated Memorandum and Articles of Association, including, amongst other things, reflecting the cancellation of the unissued preference shares and adoption of “友權集團控股有限公司” as the Company’s dual foreign name, to be approved and adopted by the Shareholders in the 2014 Annual Meeting of Shareholders as set out in Proposals No. 3 and 4 hereinabove.

Principal Effects of Adopting Fourth Amended and Restated Memorandum and Articles of Association

The proposed changes to the Company's Third Amended and Restated Memorandum and Articles of Association are principally being made to conform with the relevant requirements of the Listing Rules and the usual features of memorandum and articles of association of Cayman Islands companies listed in Hong Kong for the purpose of the Listing and the relevant requirements under U.S. laws and regulations, as described above and in the form attached hereto as Annex E.

The proposed changes include, but are not limited, to the following:

•	To amend the authorized share capital of the Company to cancel the unissued preferred shares;

•	To include The Stock Exchange of Hong Kong Limited as a "Designated Stock Exchange";

•	To incorporate reference to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

•	To include the ability for the Company to maintain a branch register of members;

•	To clarify the limited circumstances in which the Directors of the Company may refuse to register a transfer of shares of the Company and to permit transfers of shares of the Company by any method permitted by a Designated Stock Exchange;

•	To clarify the circumstances in which shares of the Company may be repurchased;

•	To increase the number of days' notice of general meetings from 10 days to 21 days (for special resolutions) and 14 days (for any other resolutions);

•	To provide that where a shareholder is required under the Listing Rules to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted;

23

•	To provide for the appointment of independent non-executive directors as required by the Listing Rules, to remove the provisions providing for a classified board of A, B and C Directors and to provide that at every annual general meeting at least one-third of the Directors shall retire by rotation;

•	To provide that the Company shall not, amongst other things, make loans to Directors of the Company or his associates, except in limited specified circumstances;

•	To provide that Directors shall not be entitled to vote or be counted in the quorum in relation to resolutions in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his associates has any material interest, and if he shall do so his vote shall not be counted, except in the limited circumstances set out in the Fourth Amended and Restated Memorandum and Articles of Association;

•	To provide for a securities seal of the Company; and

To remove the business combination provisions of the Articles, which will be redundant following the Listing.

In the judgment of the Company’s Board of Directors, the adoption of the Fourth Amended and Restated Memorandum and Articles of Association of the Company is desirable because the proposed amendments are necessary and required for the Company to comply with the Listing Rules upon Listing and are necessary and required for the Listing itself.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” APPROVAL ADOPT THE FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE COMPANY WITH EFFECT FROM THE LISTING.

24

PROPOSAL NO. 6

PROPOSAL APPROVE MATTERS RELATING TO THE ISSUE MANDATE AND THE REPURCHASE MANDATE

By approving this proposal, shareholders would:

(a)

grant a general unconditional mandate (“Issue Mandate”) to the directors to allot, issue and deal with, including the power to make or grant agreements and options which would or might require such shares so allotted and issued or dealt with (other than shares issuable pursuant to, or in consequence of, (i) the Listing, any rights issue, (ii) any scrip dividend scheme or similar arrangement, any adjustment of rights or subscribe for shares under the options and warrants or a specific authority granted by the shareholders of the Company, (iii) any grant of shares under the 2011 Omnibus Securities and Incentive Plan; and (iv) any incentive consideration shares which may be issued and allotted as a result of the King’ s Acquisition, Bao Li Acquisition and L’Arc Acquisition), up to 20% of the aggregate nominal amount of the Company’s issued and outstanding shares as of December 5, 2014, which authorization will remain in effect until the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by its memorandum and articles of association or any applicable law to be held; or (iii) the revocation or variation of the authority by an ordinary resolution of the Shareholders in a general meeting;

(b)

grant a general unconditional mandate to the directors (“Repurchase Mandate”), to exercise all powers of the Company to repurchase on the Hong Kong Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Hong Kong Securities and Futures Commission and the Hong Kong Stock Exchange for this purpose, such number of shares as will represent up to 10% of the aggregate nominal value of the Company’s issued and outstanding shares as of December 5, 2014, which authorization which will remain in effect until the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required by its memorandum and articles of association or any applicable law to be held; or (iii) the revocation or variation of the authority by an ordinary resolution of the Shareholders in a general meeting. A copy of the Repurchase Mandate explanatory statement is set out in Annex F; and

(c)

extend the Issue Mandate described in paragraph (a) by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company pursuant to the Repurchase Mandate, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the Company’s issued and outstanding shares as of December 5, 2014;

Purpose of Granting Authority to Directors to Issue New Shares and Repurchase Shares

Pursuant to the Rules of the Hong Kong Stock Exchange, the Company is permitted to obtain shareholders’ approval to issue shares and repurchase shares. By approving the limits specified in the resolution, our Board will be able to issue up to the number of shares specified and repurchase up to the number of shares specified subject to the terms and conditions specified in the shareholders’ approval without the need to obtain further specific shareholder approval.

25

Potential Advantages and Disadvantages of Granting Authority to Directors to Issue New Shares and Repurchase Shares

The directors believe that it is in the best interests of the Company and the shareholders to have a general authority from shareholders to give the Company the flexibility to raise capital by way of a further issuance of shares or to enter into agreements for acquisitions involving the issuance of new shares as consideration in respect thereof should any appropriate opportunities arise.

In addition, the directors believe that it is in the best interests of the Company and the shareholders to have a general authority from shareholders to enable the Company to repurchase shares on the Hong Kong Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per share and will only be made when the board of directors believes that such purchases will benefit the Company and the shareholders.

In the judgment of the Company’s Board of Directors, the granting of authority to directors to issue new shares (not exceeding 20% of issued share capital), repurchase shares (not exceeding 10% of issued share capital) and to increase the number of shares issuable by the number of shares repurchased during the year, all conditional upon the Listing, and will remain valid until the next annual general meeting, or the deadline for holding the next annual general meeting under articles and applicable laws and regulations, or when the power is revoked by shareholders, whichever is the earliest is desirable because it will allow the Company to issue or repurchase a limited number of shares without having to wait for shareholder approval.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF MATTERS RELATING TO THE ISSUE MANDATE AND THE REPURCHASE MANDATE.

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PROPOSAL NO. 7

RATIFICATION OF INDEPENDENT AUDITORS

The Audit Committee has appointed UHY LLP as independent auditors to audit the financial statements of the Company for the year ending December 31, 2014 relating to financial statements prepared in accordance with GAAP, and the Board of Directors is asking shareholders to ratify that appointment.

A representative of UHY LLP is expected to be present at the Annual Meeting, with the opportunity to make a statement, if he or she desires to do so, and is expected to be available to respond to appropriate questions.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. Even if the appointment is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company’s and the shareholders’ best interests.

Audit Fees

The firm of UHY LLP has acted since our inception as our principal independent registered public accounting firm. UHY LLP leases all its personnel, who work under the control of UHY LLP partners, from wholly-owned subsidiaries of UHY Advisors, Inc. (“UHY”) in an alternative practice structure. UHY LLP is a registered firm with the Public Company Accounting Oversight Board and is a member of the American Institute of Certified Public Accountants.

The business address of UHY LLP is 19 West 44th Street, New York, New York 10036.

The following is a summary of fees paid or to be paid by us to UHY LLP for services rendered as the principal accountant.

	Year Ended December 31, 2012	Year Ended December 31, 2013
Audit Fees – UHY LLP	$416,400	$342,153
170,577
Audit-Related Fees – UHY LLP	-	-
Tax Fees – UHY LLP	-	-
All Other Fees – UHY LLP	-	-

Audit fees billed by UHY LLP during the fiscal years ended December 31, 2012 and 2013 related to professional services rendered in connection with the audits of our annual financial statements included in our Annual Reports on Form 20-F for those fiscal periods, the review of our financial information included in semi-annual Reports of Foreign Private Issuer on Form 6-K, and our registration statements and proxy statement filings.

Audit Committee Pre-Approval

We do not rely on pre-approval policies and procedures. Our audit committee approved the services described above relating to the 2012 and 2013 fiscal years.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE RATIFICATION OF THE APPOINTMENT OF UHY LLP AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE YEAR ENDING DECEMBER 31, 2014.

27

PROPOSAL NO. 8

APPOINTMENT OF RSM NELSON WHEELER AS THE COMPANY’S ADDITIONAL INDEPENDENT AUDITORS CONDITIONAL UPON THE LISTING

The Audit Committee has approved RSM Nelson Wheeler as the Company’s additional independent auditors conditional upon the Listing relating to financial statements to be prepared in accordance with IFRS, and the Board of Directors is asking shareholders to approve such appointment.

The Audit Committee is not required to take any action as a result of the outcome of the vote on this proposal. In the event shareholders fail to approve the appointment, the Audit Committee will reconsider this appointment.

RSM Nelson Wheeler is the seventh largest firm of accountants providing services which include Audit and Assurance, Tax, Risk Advisory, Transaction Advisory and Corporate Advisory in Hong Kong and part of the global network of RSM with 32,500 people in over 100 countries. The business address of RSM Nelson Wheeler is 29th Floor, Caroline Centre, 28 Yun Ping Road, Causeway Bay, Hong Kong.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE
APPOINTMENT OF RSM NELSON WHEELER AS THE COMPANY’S ADDITIONAL INDEPENDENT AUDITORS
CONDITIONAL UPON THE LISTING.

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OTHER MATTERS

General

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

We will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone, facsimile or other electronic communications. We may reimburse brokers or other persons holding ordinary shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

A copy of our Annual Report on Form 20-F for the year ended December 31, 2013 (as filed with the SEC) including the financial statements thereto, is being provided with the proxy statement. Requests for additional copies should be directed to William Schmitt at IRC, LLC; 761 Main Avenue; Norwalk, CT 06851, U.S.A. Proxy materials are also available on the Company website at: ir.ikghcl.com/events.cfm.

Communications with the Board of Directors

Shareholders wishing to communicate with the Board or any individual director may write to the Board of Directors or the individual director to the Board of Directors; Iao Kun Group Holding Company Limited, Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual reports and other documents with the SEC under the Exchange Act. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial and accounting officer, respectively). A copy of the Code of Ethics is available on our website, http://ir.ikghcl.com/governance.cfm.

Changes in Director Nomination Process for Shareholders

There were no changes in the director nomination process from January 1, 2013 through the present.

By Order of the Board of Directors,

/s/ Leong Siak Hung
Chief Executive Officer

November 19, 2014

29

Annex A

Form of Audit Committee Charter

AUDIT COMMITTEE CHARTER
OF
IAO KUN GROUP HOLDING COMPANY LIMITED

Adopted: __________ 2014.

The responsibilities and powers of the Audit Committee of the Board of Directors (the “Board”) of Iao Kun Group Holding Company Limited. (the “Company”), as delegated by the Board, are set forth in this charter (this “Charter”). Whenever the Audit Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its shareholders.

I.	PURPOSE

The purpose of the Audit Committee shall be to assist the Board in monitoring (i) the integrity of the annual, quarterly and other financial statements of the Company, (ii) the external auditor’s qualifications and independence, (iii) the performance of the Company’s external auditor and (iv) the compliance by the Company with legal and regulatory requirements. The Audit Committee shall also review and approve all related-party transactions and prepare the report required by the rules of the Securities and Exchange Commission (“SEC”), Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) to be included in the Company’s annual proxy statement.

II.	COMMITTEE MEMBERSHIP

The Audit Committee shall consist of non-executive directors only and shall consist of at least three independent non-executive Directors (“INEDs”), absent a temporary vacancy, as determined from time to time by the Board. Each member shall be an INED and meet the independence and experience requirements and standards established from time to time by the SEC and the Listing Rules and any securities exchange on which the Company’s securities are listed or quoted for trading, in each case as amended from time to time. At least one of the members of the Audit Committee shall have appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules.

The Board shall elect the members of the Audit Committee amongst the non-executive directors of the Company at the first Board meeting practicable and may make changes from time to time pursuant to the provisions below. The members of the Audit Committee shall serve until they are removed or their successors are appointed and qualify. There shall be a Chairman of the Audit Committee (the “Chairman”), whom shall also be an INED appointed by the Board. The Chairman shall be a member of the Audit Committee and, if present, shall preside at each meeting of the Audit Committee. The Chairman shall advise and counsel with the executives of the Company and shall perform such other duties as may from time to time be assigned to the Chairman by the Audit Committee or the Board.

A-1

An Audit Committee member may resign by delivering his or her written resignation to the chairman of the Board, or may be removed by majority vote of the Board by delivery to such member of written notice of removal, to take effect at a date specified therein, or upon delivery of such written notice to such member if no date is specified. The Board shall have the power at any time to fill vacancies in the Audit Committee, subject to such new member(s) satisfying the above requirements.

A former partner of the Company’s existing auditing firm that has not previously worked on the Company’s audit shall be prohibited from acting as a member of the Audit Committee for a period of one (1) year from the date of his ceasing (a) to be a partner of the firm; or (b) to have any financial interest in the firm, whichever is later. A partner or employee of an auditing firm that previously worked on the Company’s audit shall be prohibited from acting as a member of the Audit Committee if such partner or employee worked on the Company’s audit at any time in the last three years.

III.	MEETINGS AND COMMITTEE ACTION

The Audit Committee shall meet at such times as it deems necessary to fulfill its responsibilities, but not less frequently than quarterly with at least two of such meetings to be held in the presence of the external auditors. The external auditors may request the chairman of the Audit Committee to convene a meeting if they consider that it is necessary. Meetings of the Audit Committee shall be called by a majority of the members of the Audit Committee upon such notice as is provided for in the Company’s charter documents with respect to meetings of the Board. Two members of the Audit Committee including one which has appropriate qualifications or accounting or related financial management expertise as required under Listing Rule 3.10(2), shall constitute a quorum. The chairman of the Board, chief executive and the representative(s) of the external auditors may be invited to attend meeting(s), where appropriate. Other staff members, including other Board members, who have specific responsibility for an issue under review may also be invited to attend. Actions of the Audit Committee may be taken in person at a meeting or in writing without a meeting. Actions taken at a meeting, to be valid, shall require the approval of a majority of the members of the Audit Committee present and voting. Actions taken in writing, to be valid, shall be signed by all members of the Audit Committee. The Audit Committee shall report its minutes from each meeting to the Board.

The Chairman (or in his or her absence, a member designated by the Chairman) shall preside at all meetings of the Audit Committee. The Chairman shall be responsible for leading the Audit Committee, including scheduling meetings, preparing agendas and making regular reports to the Board. For regular meetings and as far as practicable in all other cases, an agenda and accompanying committee papers should be sent, in full, to all members of Audit Committee. These should be sent in a timely manner and at least 3 days before the intended date of meeting (or such other agreed period as agreed).

A-2

A majority of the members of the Audit Committee may establish such rules as may from time to time be necessary or appropriate for the conduct of the business of the Audit Committee. At each meeting, a majority of the members of the Audit Committee shall appoint as secretary a person who may, but need not, be a member of the Audit Committee. A certificate of the secretary of the Audit Committee or minutes of a meeting of the Audit Committee executed by the secretary setting forth the names of the members of the Audit Committee present at the meeting or actions taken by the Audit Committee at the meeting shall be sufficient evidence at all times as to the members of the Audit Committee who were present, or such actions taken. The minutes should record in sufficient detail the matters considered and decisions reached, including any concerns raised by members of the Audit Committee or dissenting views expressed. Draft and final versions of meeting minutes should be sent to all Audit Committee members for their comment and records respectively, in both cases within a reasonable time after the meeting. The minutes shall be sent to all members of the Board as soon as practicable after the conclusion of any meeting of the Audit Committee and should be open for inspection at any reasonable time on reasonable notice by any member of the Board.

The Audit Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.

Proceedings of meetings of the Audit Committee shall be governed by the provisions of the articles of association of the Company.

The Audit Committee shall meet periodically with management and the Company’s external auditor in separate executive sessions. The Audit Committee may request any officer or employee of the Company or the Company’s outside counsel or external auditor to attend a meeting of the Audit Committee or to meet with any members of, or consultants to, the Audit Committee. The Chairman shall attend the annual general meeting of the Company prepared to respond to any questions from shareholders on the Audit Committee’s activities. In his or her absence, one other member of the Audit Committee, or failing this, his or her duly appointed delegate should attend.

IV.	COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Audit Committee shall be directly responsible to appoint, reappoint, dismiss or remove the Company’s external auditor. The Audit Committee shall be directly responsible for determining the compensation and terms of engagement of the Company’s external auditor (including resolution of disagreements between management and the Company’s external auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The Company’s external auditor shall report directly to the Audit Committee.

The Audit Committee shall review and monitor the external auditor’s independence and objectivity and the effectiveness of the audit process in accordance with applicable standards. The Audit Committee should discuss with the auditor the nature and scope of the audit and reporting obligations before the audit commences.

A-3

The Audit Committee shall develop and implement policy on engaging an external auditor to supply, and pre-approve all auditing services and permitted non-audit services to be performed for the Company by the Company’s external auditor, including the fees and terms thereof (subject to the de minimus exceptions for non-audit services described in Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which are approved by the Audit Committee prior to the completion of the audit) (Note). The Audit Committee may form and delegate authority to subcommittees of the Audit Committee consisting of one or more Audit Committee members when appropriate, including the authority to grant pre-approvals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant pre-approvals shall be presented to the full Audit Committee at its next scheduled meeting. For this purpose, “external auditor” includes any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party knowing all relevant information would reasonably conclude to be part of the audit firm nationally or internationally. The Audit Committee should report to the Board, identify and make recommendations on any matters where action or improvement is needed.

The Audit Committee shall have access to management where necessary. The Audit Committee shall be provided with sufficient resources to discharge its duties. The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors, at the Company’s expense. The Company shall provide for appropriate funding, as determined by the Audit Committee, for ordinary administrative expenses of the Audit Committee and payment of compensation to (i) the Company’s external auditor for the purpose of rendering or issuing an audit report and (ii) any advisors employed by the Audit Committee.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this charter annually and recommend any proposed changes to the Board for approval. The Audit Committee annually shall review the Audit Committee’s own performance.

The Audit Committee shall:

A.	Financial Statement and Disclosure Matters

1.	Meet with the Company’s external auditor prior to the audit to review the scope, planning and staffing of the audit.

2.	Review and discuss with management and the Company’s external auditor the Company’s annual audited financial statements, and recommend to the Board whether the Company’s audited financial statements should be included in any filing by the Company in accordance with the requirements established from time to time to time by the SEC, the Stock Exchange, any securities exchange on which the Company’s securities are listed or quoted for trading or applicable law.

3.	Review and discuss with management and the Company’s external auditor the Company’s quarterly financial statements, including the results of the review of the Company’s quarterly financial statements by the Company’s external auditor, and recommend to the Board whether the Company’s quarterly financial statements should be included in any filing by the Company in accordance with the requirements established from time to time to time by the SEC, the Stock Exchange, any securities exchange on which the Company’s securities are listed or quoted for trading or applicable law.

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4.	Monitor the integrity of the Company’s financial statements and annual report and accounts, half-year report and, if prepared for publication, quarterly reports, and to review and discuss with management and the Company’s external auditor, as appropriate, significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:

(a)	any significant changes in the Company’s selection or application of accounting principles;

(b)	the Company’s critical accounting policies and practices;

(c)	all alternative treatments of financial information within GAAP that have been discussed with management and the ramifications of the use of such alternative accounting principles;

(d)	any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies; and

(e)	any material written communications between the Company’s external auditor and management, such as any management letter or schedule of unadjusted differences.

(f)	major judgment areas;

(g)	significant adjustments resulting from audit;

(h)	the going concern assumptions and any qualifications;

(i)	compliance with accounting standards; and

(j)	compliance with the Listing Rules, requirements of the SEC and legal requirements in relation to financial reporting;

5.	Regarding (4) above:-

(a)	Members of the Audit Committee should liaise with the Board and senior management and the Audit Committee must meet, at least twice a year, with the Company’s external auditors; and

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(b)	The Audit Committee should consider any significant or unusual items that are, or may need to be, reflected in the report and accounts, it should give due consideration to any matters that have been raised by the Company’s staff responsible for the accounting and financial reporting function, compliance officer or auditors;

6.	Discuss with management the Company’s earnings press releases generally, including the use of “pro forma” or “adjusted” non-GAAP information, and any financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be general and include the types of information to be disclosed and the types of presentations to be made.

7.	Discuss with management and the external auditor the effect on the Company’s financial statements of (i) regulatory and accounting initiatives and (ii) off-balance sheet structures.

8.	Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies.

9.	Discuss with the Company’s external auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

10.	Review disclosures made to the Audit Committee by the Company’s CEO and CFO (or individuals performing similar functions) during their certification process for any filing by the Company in accordance with the requirements established from time to time to time by the SEC, any securities exchange on which the Company’s securities are listed or quoted for trading or applicable law about any significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and any fraud involving management or other employees who have a significant role in the Company’s internal control over financial reporting.

B.	Oversight of the Company’s Relationship with the External Auditor

1.	At least annually, obtain and review a formal written report from the Company’s external auditor, consistent with Independence Standards Board Standard 1, regarding (i) the internal quality-control procedures of the Company’s external auditor, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more external audits carried out by the firm, (iii) any steps taken to deal with any such issues and (iv) all relationships between the Company’s external auditor and the Company.

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2.	Actively engage in a dialogue with the Company’s external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the Company’s external auditor and take, or recommending that the full board take, appropriate action to oversee the independence of the Company’s external auditor.

3.	Evaluate the qualifications, performance and independence of the Company’s external auditor, including whether the external auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, and taking into account the opinions of management and the internal auditor. The Audit Committee shall present its conclusions with respect to the Company’s external auditor to the Board.

4.	Verify the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the Company’s external auditing firm on a regular basis.

5.	Oversee the Company’s hiring of employees or former employees of the Company’s external auditor who participated in any capacity in the audit of the Company.

6.	Be available to the Company’s external auditor during the year for consultation purposes.

C.	Company’s Financial Reporting System and Internal Control Procedures Compliance Oversight Responsibilities

1.	Review the Company’s financial controls, internal control and risk management systems;

2.	Discuss the internal control system with management to ensure that management has performed its duty to have an effective internal control system. This discussion should include the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

3.	Consider major investigation findings on internal control matters as delegated by the Board or on its own initiative and management’s response to these findings;

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4.	Where an internal audit function exists, to ensure co-ordination between the internal and external auditors, and to ensure that the internal audit function is adequately resourced and has appropriate standing within the Company, and to review and monitor its effectiveness;

5.	Review financial and accounting policies and practices of the Company and its subsidiaries;

6.	Review the external auditor’s management letter, any material queries raised by the auditor to management about accounting records, financial accounts or systems of control and management’s response;

7.	Ensure that the Board will provide a timely response to the issues raised in the external auditor’s management letter;

8.	Obtain assurance from the Company’s external auditor that Section 10A(b) of the Exchange Act has not been implicated.

9.	Review and approve all related-party transactions.

10.	Inquire and discuss with management the Company’s compliance with applicable laws and regulations and with the Company’s Code of Ethics in effect at such time, if any, and, where applicable, recommend policies and procedures for future compliance.

11.	Establish procedures (which may be incorporated in the Company’s Code of Ethics, in effect at such time, if any) for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or reports which raise material issues regarding the Company’s financial statements or accounting policies.

12.	Establish procedures for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

13.	Discuss with management and the Company’s external auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Company’s financial statements or accounting policies.

14.	Discuss with the Company’s Chief Financial Officer legal matters that may have a material impact on the Company’s financial statements or the Company’s compliance policies.

15.	Review and approve all payments made to the Company’s officers and directors or its or their affiliates. Any payments made to members of the Audit Committee will be reviewed and approved by the Board, with the interested director or directors abstaining from such review and approval.

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16.	Report to the Board on the matters listed in this paragraph C;

17.	Consider other topics as defined by the Board;

18.	Review arrangements (for example, a whistle-blowing policy and system) employees of the Company can use, in confidence, to raise concerns about possible improprieties in financial reporting, internal control or other matters. The Audit Committee should ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action; and

19.	Act as the key representative body for overseeing the Company’s relations with the external auditor.

V.	LIMITATION OF AUDIT COMMITTEE’S ROLE

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the Company’s external auditor.

VI.	GENERAL

If there is any inconsistency between the English and Chinese version of these terms of reference, the English version shall prevail.

The Company shall make available this charter for reference on the Stock Exchange’s website and the Company’s website.

Note:

According to Section 10A(i)(1)(B) of the Securities Exchange Act of 1934, the preapproval requirement for permitted non-audit services to be performed for the Company by the Company’s external auditor, including the fees and terms thereof, is waived with respect to the provision of non-audit services for an issuer, if—

(i)	the aggregate amount of all such non-audit services provided to the issuer constitutes not more than 5 percent of the total amount of revenues paid by the issuer to its auditor during the fiscal year in which the non-audit services are provided;

(ii)	such services were not recognized by the issuer at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the audit committee of the issuer and approved prior to the completion of the audit by the audit committee or by 1 or more members of the audit committee who are members of the board of directors to whom authority to grant such approvals has been delegated by the audit committee.

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Annex B

Form of Governance and Nominating Committee Charter

GOVERNANCE AND NOMINATING COMMITTEE CHARTER

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

Adopted: _________ 2014.

The responsibilities and powers of the Governance and Nominating Committee of the Board of Directors (the “Board”) of Iao Kun Group Holding Company Limited (the “Company”), as delegated by the Board, are set forth in this charter (this “Charter”). Whenever the Governance and Nominating Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its shareholders.

I.	PURPOSE

The purpose of the Governance and Nominating Committee shall be to assist the Board in discharging its responsibilities relating to the appropriate size, functioning and needs of the Board including, but not limited to, recruitment and retention of high quality Board members and the composition and structure of committees of the Board.

II.	COMMITTEE MEMBERSHIP

The Governance and Nominating Committee shall consist of at least three members of the Board, absent a temporary vacancy, as determined from time to time by the Board. Each member shall be an independent non-executive director (“INED”) and experience requirements and standards established from time to time to time by the Securities and Exchange Commission (the “SEC”), the Rules Governing the Listing of Securities (the “Listing Rules”) of the Stock Exchange of Hong Kong Limited (the “Stock Exchange”), and any securities exchange on which the Company’s securities are listed or quoted for trading, in each case as amended from time to time. The Governance and Nominating Committee shall have a chairman (the “Chairman”) who is a member of the Governance and Nominating Committee appointed by the Board.

The Board shall elect the members of the Governance and Nominating Committee at the first Board meeting practicable and may make changes from time to time pursuant to the provisions below. The members of the Governance and Nominating Committee shall be appointed and removed by the Board. If present, the Chairman shall preside at each meeting of the Governance and Nominating Committee. The Chairman shall perform such duties as may from time to time be assigned to the Chairman by the Governance and Nominating Committee or the Board.

A Governance and Nominating Committee member may resign by delivering his or her written resignation to the chairman of the Board, or may be removed by majority vote of the Board by delivery to such member of written notice of removal, to take effect at a date specified therein, or upon delivery of such written notice to such member if no date is specified. If a member shall cease to assume the responsibilities of a director, that member shall automatically lose the qualifications as a member and if this results in the number of members to fall below the minimum, the Board shall appoint a new member to complement the number of members in the Committee. The Board shall have the power at any time to fill vacancies in the Governance and Nominating Committee, subject to such new member(s) satisfying the above requirements.

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III.	MEETINGS AND COMMITTEE ACTION

The Governance and Nominating Committee shall meet at such times as it deems necessary to fulfill its responsibilities, but not less frequently than once a year (“Meeting(s)”). Meetings of the Governance and Nominating Committee shall be called by a majority of the members of the Governance and Nominating Committee upon such notice as is provided for in the Company’s charter documents with respect to meetings of the Board. A majority of the Governance and Nominating Committee members shall constitute a quorum. Actions of the Governance and Nominating Committee may be taken in person at a meeting or in writing without a meeting. Actions taken at a meeting, to be valid, shall require the approval of a majority of the members of the Governance and Nominating Committee present and voting. Actions taken in writing, to be valid, shall be signed by all members of the Governance and Nominating Committee. The Governance and Nominating Committee shall report its minutes from each meeting to the Board.

For regular meetings and as far as practicable in all other cases, notice of meeting and the agenda and accompanying committee papers should be sent, in full, to all members of Governance and Nomination Committee at least 3 days before the intended date of meeting (or such other shorter period agreed by the members).

A majority of the members of the Governance and Nominating Committee may establish such rules as may from time to time be necessary or appropriate for the conduct of the business of the Governance and Nominating Committee. At each meeting, a majority of the members of the Governance and Nominating Committee shall appoint as secretary a person who may, but need not, be a member of the Governance and Nominating Committee. A certificate of the secretary of the Governance and Nominating Committee or minutes of a meeting of the Governance and Nominating Committee executed by the secretary setting forth the names of the members of the Governance and Nominating Committee present at the meeting or actions taken by the Governance and Nominating Committee at the meeting shall be sufficient evidence at all times as to the members of the Governance and Nominating Committee who were present, or such actions taken. The minutes should be recorded in sufficient detail the matters considered and decisions reached, including any concerns raised or dissenting views expressed. Draft and final versions of minutes of meetings should be sent to members of the Governance and Nomination Committee for their comment and records respectively, in both cases within a reasonable time after the meeting is held. The minutes shall be sent to all members of the Board as soon as practicable after the conclusion of any meeting of the Governance and Nomination Committee and should be open for inspection at any reasonable time on reasonable notice by any member of the Board. The Governance and Nomination Committee should report back to the Board on its decisions or recommendations, unless there are legal or regulatory restrictions on its ability to do so (such as a restriction on disclosure due to regulatory requirements).

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The Governance and Nominating Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion.

IV.	COMMITTEE AUTHORITY AND RESPONSIBILITIES

•	Developing the criteria and qualifications for membership on the Board while conforming to any requirement, direction, and regulation that may from time to time be prescribed by the Board or contained in the constitution of the Company or imposed by the Listing Rules, requirements of the SEC or applicable law.

•	To ensure the Chairman, or in the absence of the Chairman, another member of the Governance and Nominating Committee or failing this, his duly appointed delegate, to be available to answer questions at the annual general meeting of the Company.

•	To identify individuals suitably qualified to become directors and select or make recommendations to the Board on the selection of, individuals nominated for directorships (including candidates proposed by shareholders). In identifying suitable candidates, the Governance and Nominating Committee should consider candidates on merit and against the objective criteria, with due regard for the benefits of diversity on the Board.

•	To review the size, structure, composition (including the skills, knowledge and experience) and diversity of the Board (which can be achieved through consideration of factors including but not limited to gender, age, cultural and educational background or professional experience) (the “Board Diversity Policy”) at least annually and make recommendations to the Board regarding any proposed changes to complement the Company’s corporate strategy.

•	To review the Board Diversity Policy as appropriate, to review the measurable objectives set for implementing the Board Diversity Policy and the progress made towards achieving those objectives, and to disclose the review results in the annual Corporate Governance Report.

•	To assess the independence of the independent non-executive directors.

•	To make recommendations to the Board on the appointment or re-appointment of directors and succession planning for Directors in particular the chairman and the chief executive (as defined in the Listing Rules).

•	Where the Board proposes a resolution to elect an individual as an independent non-executive Director at a general meeting, the Governance and Nominating Committee shall set out in the circular to Shareholders and/or explanatory statement accompanying the notice of the relevant general meeting why they believe the individual should be elected and the reasons why they consider the individual to be independent.

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•	Establishing subcommittees for the purpose of evaluating special or unique matters.

•	Monitoring and making recommendations regarding Board committee functions, contributions and composition.

•	Evaluating, on an annual basis, the Governance and Nominating Committee’s performance.

V.	REPORTING

The Governance and Nominating Committee shall prepare a statement each year concerning its compliance with this Charter for inclusion in the Company’s proxy statement, and evaluate and assess the effectiveness of the Committee and the adequacy of these Governance and Nomination Committee terms of reference on an annual basis and recommend any proposed changes to the Board.

VI.	Shareholders’ Meeting

The Chairman should, as far as practicable, attend the annual general meeting and make himself available to respond to any shareholder questions on the Governance and Nominating Committee’s activities. In the absence of the Chairman, another Member or failing that a duly appointed delegate of such Chairman or Member should attend the annual general meeting. Unless authorized by the Board, Member(s) attending the Meeting shall have the duty to keep confidential all matters discussed at the Meeting and shall not disclose relevant information to outsiders.

VII.	Continuing application of the articles of association of the Company

The articles of association of the Company regulating the meetings and proceedings of the Directors so far as the same are applicable and are not replaced by the provisions in these terms of reference shall apply to the meetings and proceedings of the Governance and Nominating Committee.

VIII.	Authority of the Committee

a.	The Governance and Nominating Committee is authorised by the Board to review, assess and make recommendations upon any issue within its terms of reference. It is authorised to seek any information it requires from any employee or executive Director and such persons are directed to co-operate with any request made by the Governance and Nominating Committee.

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b.	The Governance and Nomination Committee shall have full access to management and may invite members of management or others to attend its meetings as necessary or desirable. The Company should provide the Governance and Nomination Committee with sufficient resources to perform the duties set forth herein.

c.	The Governance and Nominating Committee is authorised by the Board, and at the reasonable expense of the Company, to discharge its duties, including but not limited to obtaining outside legal or other independent professional advice and to securing the attendance of independent professional advisers with the relevant experience and expertise, if it considers this necessary.

IX.	GENERAL

The Company shall make available this charter reference on the Stock Exchange’s website and Company’s website.

The Board may, subject to compliance with the articles of association of the Company and the Listing Rules, amend and supplement these terms of reference provided that no amendment to these terms of reference shall invalidate any prior act and resolution of the Governance and Nomination Committee which would have been valid had there not been such amendment.

(If there is any inconsistency between the English and Chinese version of these terms of reference, the English version shall prevail.)

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IAO KUN GROUP HOLDING COMPANY LIMITED

Board of Director Candidate Guidelines

The Governance and Nominating Committee of Iao Kun Group Holding Company Limited (the “Company”) will identify, evaluate and recommend candidates to become members of the Company’s Board of Directors (“Board”) with the goal of creating a balance of knowledge and experience on the Board. Nominations to the Board may also be submitted to the Governance and Nominating Committee by the Company’s shareholders in accordance with the Company’s policy for shareholder nominations of Board candidates, a copy of which is attached hereto. Candidates will be reviewed in the context of the current composition of the Board, the operating requirements of the Company and the long-term interests of the Company’s shareholders. In conducting this assessment, the Governance and Nominating Committee will consider and evaluate each candidate for election to the Board based upon its assessment of the following criteria:

•	Whether the candidate is independent pursuant to the requirements of the established from time to time to time by the Securities and Exchange Commission (the “SEC”) and any securities exchange on which the Company’s securities are listed or quoted for trading.

•	Whether the candidate is accomplished in his or her field and has a reputation, both personally and professionally, that is consistent with the image and reputation of the Company.

•	Whether the candidate has the ability to read and understand basic financial statements. The Governance and Nominating Committee will also determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the SEC.

•	Whether the candidate has relevant experience and expertise and would be able to provide insights and practical wisdom based upon that experience and expertise.

•	Whether the candidate would enhance the diversity of our Board with respect to business experience, professional expertise, age, gender, and ethic background.

•	Whether the candidate has knowledge of the Company and issues affecting the Company.

•	Whether the candidate is committed to enhancing shareholder value.

•	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company.

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•	Whether the candidate is of high moral and ethical character and would be willing to apply sound, objective and independent business judgment, and to assume broad fiduciary responsibility.

•	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership.

•	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

•	Whether the candidate is able to develop a good working relationship with other Board members and contribute to the Board’s working relationship with the senior management of the Company.

•	Whether the candidate is able to suggest business opportunities to the Company.

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IAO KUN GROUP HOLDING COMPANY LIMITED

Policy for Shareholder Nominations of Board Candidates

Shareholders who wish to recommend to the Governance and Nominating Committee a candidate for election to the Board should send their letters to Iao Kun Group Holding Company Limited, Unit 605, East Town Building, 16 Fenwick Street, Wanchai, Hong Kong, Attention: Governance and Nominating Committee. The Corporate Secretary will promptly forward all such letters to the members of the Governance and Nominating Committee. Shareholders must follow certain procedures to recommend to the Governance and Nominating Committee candidates for election as directors. In general, in order to provide sufficient time to enable the Governance and Nominating Committee to evaluate candidates recommended by shareholders in connection with selecting candidates for nomination in connection with the Company’s annual meeting of shareholders, the Corporate Secretary must receive the shareholder’s recommendation no later than thirty (30) days after the end of the Company’s fiscal year.

The recommendation must contain the following information about the candidate:

•	Name;

•	Age;

•	Business and current residence addresses, as well as residence addresses for the past twenty (20) years;

•	Principal occupation or employment and employment history (name and address of employer and job title) for the past ten (10) years (or such shorter period as the candidate has been in the workforce);

•	Educational background;

•	Permission for the Company to conduct a background investigation, including the right to obtain education, employment and credit information;

•	The number of ordinary shares of the Company beneficially owned by the candidate;

•	The information that would be required to be disclosed by the Company about the candidate under the rules of the SEC in a Proxy Statement soliciting proxies for the election of such candidate as a director (which currently includes information required by Items 401, 404 and 405 of Regulation S-K); and

•	A signed consent of the nominee to serve as a director of the Company, if elected.

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Annex C

Form of Compensation Committee Charter

COMPENSATION COMMITTEE CHARTER

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

Adopted: _________ 2014.

The responsibilities and powers of the Compensation Committee of the Board of Directors (the “Board”) of Iao Kun Group Holding Company Limited (the “Company”), as delegated by the Board, are set forth in this charter (this “Charter”). Whenever the Compensation Committee takes an action, it shall exercise its independent judgment on an informed basis that the action is in the best interests of the Company and its shareholders.

I.	PURPOSE

The purpose of the Compensation Committee shall be to make recommendations to the Board in determining the compensation of individual executive directors and senior management of the Company (collectively, the “Management”) and make recommendations to the Board in determining the compensation of independent non-executive directors.

II.	COMMITTEE MEMBERSHIP

The Compensation Committee shall consist of at least three members of the Board, absent a temporary vacancy, as determined from time to time by the Board. All members of the Compensation Committee shall be independent non-executive directors (“INED(s)”). Each member shall meet the independence and experience requirements and standards established from time to time to time by the Securities and Exchange Commission (the “SEC”), Rules Governing the Listing of Securities (the “Listing Rules”) on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”), and any securities exchange on which the Company’s securities are listed or quoted for trading, in each case as amended from time to time. Each member of the Compensation Committee shall disclose to the Compensation Committee any personal financial interest (other than as a Shareholder of the Company) in any matter to be decided by the Compensation Committee; or any potential conflict of interest arising from a cross-directorship. Any such member shall abstain from voting on resolutions of the Compensation Committee in relation to which such interest exists and from participating in the discussions concerning such resolutions, and shall (if so required by the Board) resign from the Compensation Committee.

The Board shall elect the members of the Compensation Committee at the first Board meeting practicable and may make changes from time to time pursuant to the provisions below. . The chairman of the Compensation Committee (the “Chairman”) shall be a member of the Compensation Committee elected by the Board and, if present, shall preside at each meeting of the Compensation Committee. The Chairman shall perform such duties as may from time to time be assigned to the Chairman by the Compensation Committee or the Board.

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A Compensation Committee member may resign by delivering his or her written resignation to the chairman of the Board, or may be removed by majority vote of the Board by delivery to such member of written notice of removal, to take effect at a date specified therein, or upon delivery of such written notice to such member if no date is specified. If a member shall cease to assume the responsibilities of a director, that member shall automatically lose the qualifications as a member and if this results in the number of members to fall below the minimum, the Board shall appoint a new member to complement the number of members in the Compensation Committee. The Board shall have the power at any time to fill vacancies in the Compensation Committee, subject to such new member(s) satisfying the above requirements.

III.	MEETINGS AND COMMITTEE ACTION

The Compensation Committee shall meet at least once every year. Meetings of the Compensation Committee shall be called by a majority of the members of the Compensation Committee upon such notice as is provided for in the Company’s charter documents with respect to meetings of the Board. A majority of the Compensation Committee members shall constitute a quorum. Actions of the Compensation Committee may be taken in person at a meeting or in writing without a meeting. Actions taken at a meeting, to be valid, shall require the approval of a majority of the members of the Compensation Committee present and voting. Actions taken in writing, to be valid, shall be signed by all members of the Compensation Committee. The Compensation Committee shall report its minutes from each meeting to the Board.

For regular meetings and as far as practicable in all other cases, notice of meeting and the agenda and accompanying committee papers should be sent, in full, to all members of Compensation Committee at least 3 days before the intended date of meeting (or such other shorter period as agreed by the members).

A majority of the members of the Compensation Committee may establish such rules as may from time to time be necessary or appropriate for the conduct of the business of the Compensation Committee. At each meeting, a majority of the members of the Compensation Committee shall appoint as secretary a person who may, but need not, be a member of the Compensation Committee. A certificate of the secretary of the Compensation Committee or minutes of a meeting of the Compensation Committee executed by the secretary setting forth the names of the members of the Compensation Committee present at the meeting or actions taken by the Compensation Committee at the meeting shall be sufficient evidence at all times as to the members of the Compensation Committee who were present, or such actions taken. The minutes should be recorded in sufficient detail the matters considered and decisions reached, including any concerns raised or dissenting views expressed. Draft and final versions of minutes of meetings should be sent to members of the Compensation Committee for their comment and records respectively, in both cases within a reasonable time after the meeting is held. The minutes shall be sent to all members of the Board as soon as practicable after the conclusion of any meeting of the Compensation Committee and should be open for inspection at any reasonable time on reasonable notice by any member of the Board.

The CEO of the Company shall not be permitted to be present during deliberations or voting on the CEO’s compensation.

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The Compensation Committee shall have the authority to delegate any of its responsibilities to subcommittees as it may deem appropriate in its sole discretion. The CEO of the Company may not be present during voting or deliberations of the Compensation Committee with respect to his compensation.

Proceedings of meetings of the Compensation Committee shall be governed by the provisions of the articles of association of the Company.

The Chairman shall attend the annual general meeting of the Company prepared to respond to any question from shareholders on the Compensation Committee’s activities. In his or her absence, one other member of the Compensation Committee or failing this his or her duly appointed delegate should attend.

IV.	COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Compensation Committee shall have the following authority and responsibilities:

•	Make recommendations to the Board on the Company’s policy and structure for all directors’ and senior management remuneration and on the establishment of a formal and transparent procedure for developing remuneration policy.

•	At least annually review the Company’s corporate goals and objectives relevant to the Management’s compensation; evaluate the Management’s performance in light of such goals and objectives; and, either as a Compensation Committee or, together with the other independent directors (as directed by the Board), determine, approve, disapprove, modify, or terminate existing or proposed compensation packages of the Management based on this evaluation. Compensation packages of the Management should include benefits in kind, benefits plans, pension rights and compensation payments, including any compensation payable for loss or termination of their office or appointment. In determining the long-term incentive component of the Management’s compensation, the Compensation Committee will consider the Company’s performance, the value of similar incentive awards to the Management at comparable companies, the awards given to the Management in past years and any relevant legal requirements and associated guidance of the applicable law.

•	Make recommendations to the Board and at least annually review with respect to independent non-executive directors’ compensation to assist the Board in making the final determination as to independent non-executive directors’ compensation.

•	Approve any stock option award or any other type of award as may be required for complying with any tax, securities, or other regulatory requirement, or otherwise determined to be appropriate or desirable by the Compensation Committee or Board.

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•	Approve the policy for authorizing claims for expenses from the Executives.

•	The Compensation Committee is authorised by the Board to seek any necessary information which is within the Compensation Committee’s scope of duties from the Board and the employees.

•	The Compensation Committee shall be provided with sufficient resources to perform its duties and is authorised by the Board to retain, in the Compensation Committee’s sole discretion, outside independent professional advice (including compensation consultants and/or legal counsel), at the Company’s expense, and to secure the attendance of outsiders with relevant experience and expertise if it considers necessary.

•	The Compensation Committee shall be directly responsible for determining the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other adviser retained by the Compensation Committee.

•	The Compensation Committee may select, or receive advice from, a compensation consultant, legal counsel or other adviser to the Compensation Committee, other than in-house legal counsel, only after taking into consideration the following factors:

•	the provision of other services to the Company such compensation consultant, legal counsel or other adviser;

•	the amount of fees received from the Company by the such compensation consultant, legal counsel or other adviser, as a percentage of the total revenue of the person that employs the compensation consultant, legal counsel or other adviser;

•	the policies and procedures of such compensation consultant, legal counsel or other adviser that are designed to prevent conflicts of interest;

•	any business or personal relationship of the compensation consultant, legal counsel or other adviser with a member of the compensation committee;

•	any stock of the Company owned by the compensation consultant, legal counsel or other adviser; and

•	any business or personal relationship of the compensation consultant, legal counsel, other adviser or the person employing the adviser with a member of senior management.

•	The Compensation Committee shall be provided with adequate information in a timely manner to enable it to make informed decision.

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•	The Compensation Committee is authorised to do any such things to enable the Committee to properly perform its powers and functions.

•	The Compensation Committee should consult the chairman and/or chief executive about their remuneration proposals for other executive directors of the Company.

•	Consider salaries paid by comparable companies, time commitment and responsibilities and employment conditions elsewhere in the Company and its subsidiaries.

•	Attempt to ensure that the Company’s compensation program is effective in attracting and retaining key employees, reinforce business strategies and objectives for enhanced shareholder value, and administer the compensation program in a fair and equitable manner consistent with established policies and guidelines.

•	Administer the Company’s incentive-compensation plans and equity-based plans, insofar as provided therein.

•	Review and approve compensation payable to executive directors and senior management for any loss or termination of office or appointment to ensure that it is consistent with the contractual terms and is otherwise fair and not excessive.

•	Review and approve compensation arrangements relating to dismissal or removal of directors for misconduct to ensure that they are consistent with contractual terms and are otherwise reasonable and appropriate.

•	Ensure that no director or any of his associates is involved in deciding his own remuneration.

•	Review and assess the adequacy of this charter annually, and evaluate and assess the effectiveness of the Compensation Committee and the adequacy of these Compensation Committee terms of reference on an annual basis and recommend any proposed changes to the Board.

•	Review and approve the compensation disclosure and analysis prepared by the Company’s management, as required to be included in the Company’s proxy statement or annual report on Form 20-F, or equivalent, filed with the SEC.

The Compensation Committee shall have full access to management and may invite members of management or others to attend its meetings as necessary or desirable, except that the CEO of the Company shall not be permitted to be present at deliberations or voting on the CEO’s compensation. The Compensation Committee should be provided with sufficient resources to discharge its duties. The Compensation Committee shall have the authority to retain outside counsel and any other advisors as it may deem appropriate in its sole discretion, at the Company’s expenses. The Compensation Committee shall have sole authority to approve related fees and retention terms.

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V.	GENERAL

If there is any inconsistency between the English and Chinese version of these terms of reference, the English version shall prevail.

The Company shall make available this charter for reference on the Stock Exchange’s website and Company’s website.

For the purpose of this charter, “senior management” means (a) the same persons as referred to in the Company's annual report and is required to be disclosed under paragraph 12 of Appendix 16 to the Listing Rules, as such rule may be amended from time to time; and (b) those officers covered in Rule 16a-1(f) under the Securities Exchange Act of 1934..

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Annex D

Form of Share Option Scheme

Dated the             day of

IAO KUN GROUP HOLDING COMPANY LIMITED

(Incorporated in the Cayman Islands with limited liability)

_____________________________________________

SHARE OPTION SCHEME

adopted by the shareholders at the [annual/extraordinary] general meeting held on [*] 2014

_____________________________________________

Iu, Lai & Li

Solicitors & Notaries

Rooms 2201, 2201A & 2202, 22nd Floor

Tower I, Admiralty Centre

No. 18 Harcourt Road

Hong Kong

TN:ADL:YYWT:76354

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IAO KUN GROUP HOLDING COMPANY LIMITED

(Incorporated in the Cayman Islands with limited liability)

_____________________________________________

Rules of

the Share Option Scheme

adopted by the shareholders at the [annual/extraordinary] general meeting held on [*] 2014

_____________________________________________

I, [*], an executive director of Iao Kun Group Holding Company Limited (the "Company") hereby certify that the rules of the attached share option scheme of the Company were adopted by the shareholders of the Company on [*] 2014.

Dated [*], 2014.

[*]
Executive Director

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CONTENTS

1.	Conditions	1

2.	Definitions	1

3.	Purpose	4

4.	Grant of Options	4

5.	Maximum number of Shares available for subscription	4

6.	Option certificate	5

7.	Restriction on grant of Options	6

8.	Options granted to Directors or substantial shareholders	6

9.	Exercise of Options	6

10.	Lapse of Options	7

11.	Cancellation of Options	8

12.	Rights	8

13.	Reorganisation of capital structure	8

14.	Take-over, schemes of compromise or arrangement and liquidation	9

15.	Amendment and termination	9

16.	General	10

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RULES OF THE SHARE OPTION SCHEME

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

(the “Scheme”)

1.	Conditions

The Scheme shall take effect subject to and is conditional on:

(A)	the passing of an ordinary resolution to adopt the Scheme (as hereinafter defined) by the shareholders of the Company in general meeting (with any persons required to abstain from voting under the Listing Rules so abstaining);

(B)	the Listing (as hereinafter defined); and

(C)	the Listing Committee (as hereinafter defined) granting approval of the Scheme and the granting of Options (as hereinafter defined), and the listing of and permission to deal in the Shares (as hereinafter defined) which may be issued pursuant to the exercise of Options.

2.	Definitions

2.1	For the purpose of the Scheme, unless the context otherwise requires, the following words and expressions shall have the following meanings:

"Adoption Date"	means [•] 2014, the date on which the Scheme is conditionally adopted by [ordinary] resolution of the shareholders of the Company in general meeting;

“Advisor”	means any such person as shall have been designated by the Board as such, being a person who provides advisory services (in the areas of legal, technical, financial, corporate managerial or otherwise) to the Group or any member of the Group;

“Articles”	means the articles of association of the Company for the time being;

“Auditors”	means the auditors for the time being of the Company (acting as experts and not as arbitrators);

“Board”	means the board of directors of the Company (and, where appropriate, includes any committee or delegate of the Board appointed by the Board to perform any of its functions);

“Business Day”	means any day on which the Stock Exchange is open for the business of dealing in securities;

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“Companies Law”	means the Companies Law (Chapter 22) of the Cayman Islands as amended from time to time;

“Companies Ordinance”	means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) as amended from time to time;

“Company”	means Iao Kun Group Holding Company Limited, a company incorporated in the Cayman Islands with limited liability, the securities of which are listed on the NASDAQ Global Market under the Symbol IKGH;

“Consultant”	means any such person as shall have been designated by the Board as such, being a person who provides consultancy services to the Group or any member of the Group;

“Date of Grant”	means the date, which must be a Business Day, of a written notice from the Company granting Options to Eligible Persons;

“Date of Listing”	means the date on which dealings in the Shares commence on the Stock Exchange;

“Director”	means any person who is a director (including non-executive director and independent non-executive director) of the Group or any member of the Group;

“Eligible Person”	means any person who is (or will be on the Date of Grant) an [Employee, a Director, a Consultant or an Advisor of the Group or any member of the Group];

“Employee”	means a person who is in full-time or part-time employment of the Group or any member of the Group;

“Employment”	means employment by the Group or any member of the Group;

“Exercise Period”	means the period within which an Option may be exervised in accordance with the terms of the Scheme, such period not to exceed 10 years from the Date of Grant of the relevant Option;

“Exercise Price”	means the amount payable for each Share to be subscribed for under an Option in the event of the Option being exercised, being an amount determined by the Board [in its sole and absolute discretion] and notified to a Participant, which shall not be less than the greater of:

	(A)	the closing price of the Shares on the Stock Exchange as stated in the Stock Exchange’s daily quotations sheet on the Date of Grant;

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	(B)	the average of the closing prices of the Shares as stated in the Stock Exchange’s day quotation sheets for the five Business Days immediately preceding to the Date of Grant;

	(C)	the nominal value of the Shares (if the Shares have nominal value);

“Group”	the Company and its greater than 50% owned subsidiaries (for the avoidance of doubt, include the Promotion Entities) from time to time and “members of the Group” shall be construed accordingly;

“Inside information”	has the meaning set out in the Listing Rules;

“Listing”	the listing of the Shares on the Stock Exchange;

“Listing Committee”	means the listing committee of the Council of the Stock Exchange;

“Listing Document”	the listing document to be issued by the Company in connection with the Listing;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as may be amended from time to time;

“Option”	means a right granted under the Scheme to subscribe for Shares in accordance with the Scheme;

“Participant”	means any [Employee, Director, Consultant or Advisor] who for the time being participates in the Scheme (or, where applicable, his personal representatives);

“Promotion Entities”	shall have the same meaning as described in the Listing Document;

“Scheme Period”	means the period within which the Scheme remains valid and effective, which shall be the period of 10 years commencing from the Date of Listing;

“Shares”	means the ordinary shares of US$0.0001 each in the capital of the Company (or of such nominal amount as shall result from any sub-division or consolidation of such shares from time to time or of no nominal value as adopted by the Company from time to time);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“subsidiaries”	shall have the meaning ascribed to it in the Listing Rules;

“Subsisting Option”	means an Option which has been duly granted in accordance with the Scheme and has neither lapsed nor been cancelled or exercised in full;

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“$”	means Hong Kong dollars;

“substantial shareholder”	shall have the meaning ascribed to it in the Listing Rules;

“associate”	shall have the meaning ascribed to it in the Listing Rules;

“connected person”	shall have the meaning ascribed to it in the Listing Rules; and

“chief executive”	shall have the meaning ascribed to it in the Listing Rules.

2.2	Where the context so permits the singular shall include the plural and vice versa and the masculine shall include the feminine.

2.3	References to any ordinance, statute or law shall include any statutory modification, amendment or re-enactment thereof.

2.4	Unless the context otherwise requires, references to clauses are to clauses of the Scheme and references to paragraphs are to paragraphs of the clauses in which the reference appears.

2.5	The headings are inserted for convenience only and shall not affect the construction of the provision of the Scheme.

3.	Purpose

The purposes of the Scheme are to attract and retain the best available personnel, to provide additional incentive to [Employees, Directors, Consultants and Advisors] and to promote the success of the business of the Group.

4.	Grant of Options

4.1	The Board may from time to time during the Scheme Period (at its absolute discretion) offer an Option to an Eligible Person (to be selected in each case at the absolute discretion of the Board from time to time based on the Board’s opinion as to such person’s contribution or potential contribution to the development and growth of the Group) subject to the terms, conditions, restrictions or limitations (if any) as the Board may think fit in accordance with the terms of the Scheme.

4.2	Subject to the limitations referred to in the Scheme, the Board shall also determine the number of Shares to be included in an Option to be offered to an Eligible Person provided always that such terms shall not be inconsistent with the relevant requirements of the Listing Rules.

4.3	An offer of an Option to acquire Shares must be made by the Company on a Business Day in writing and shall specify the Exercise Price, the number of Shares covered by such Option and any terms and conditions, restrictions and/or limitations applicable to the Option and the Exercise Period and include a statement to the effect that any acceptance thereof shall render the Eligible Person to whom the offer is made bound by the provisions of the Scheme and that the Option shall only be accepted in writing in such manner as the Board may prescribe within [14] days of the same being made and if not so accepted shall lapse. An offer may be accepted in part. An offer may not be accepted unless the offeree remains [an Employee, Director, Consultant or Advisor] (as the case may be) on acceptance.

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4.4	A Subsisting Option and an offer to grant an Option shall be personal to the [Employee, Director, Consultant or Advisor] to whom it is granted or made and shall not be transferrable or assignable. No Participant shall in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any Option.

4.5	Acceptance of the offer of an Option shall be subject to payment of the sum of $[1.00] which shall be paid upon acceptance of the offer of such Option. This consideration shall not be refundable to the Participant and shall not be deemed to be a part payment of the Exercise Price.

4.6	No offer of an Option which is capable of or open for acceptance shall be made after the expiry of the Exercise Period.

5.	Maximum number of Shares available for subscription

5.1	The maximum number of Shares which may be issued upon the exercise of all outstanding Options granted and yet to be exercised under the Scheme and any other schemes of the Company shall not exceed such number of Shares as shall represent 30 per cent. of the issued share capital of the Company from time to time.

5.2	Subject always to the overall limit specified in clause 5.1:

(A)	the Board may grant Options, generally and without further authority, in respect of such number of Shares which may be issued upon exercise of all options to be granted under the Scheme and any other schemes in aggregate not exceeding 10 per cent. of the issued share capital of the Company as at the date of approval of the Scheme (the “Scheme Mandate Limit”). For the avoidance of doubt, Options lapsed in accordance with the Scheme shall not be counted for the purpose of calculating the Scheme Mandate Limit;

(B)	the Scheme Mandate Limit may be renewed by obtaining approval of the shareholders of the Company in general meeting provided that such renewed limit shall not exceed 10 per cent. of the Shares in issue as at the date of approval of such limit (the “Refreshed Limit”). Options previously granted under the Scheme (including those outstanding, cancelled, lapsed in accordance with the Scheme or exercised Options) shall not be counted for the purpose of calculating the Refreshed Limit. In such case, the Company shall send a circular to its shareholders containing the information required under rule 17.02 of the Listing Rules; and

(C)	the Board may grant Options in excess of the 10 per cent. limit to specifically identified Eligible Persons by first obtaining approval of the shareholders of the Company in general meeting to grant the Options in the amounts and to the Eligible Persons specified in the resolution. The Company shall send a circular to the shareholders of the Company in accordance with and containing such information as required under rule 17.03(3) of the Listing Rules.

5.3	(A)	Unless approved by the shareholders of the Company in the manner as set out in clause 5.3(B) below, the total number of Shares issued and to be issued upon the exercise of the Options granted to each Eligible Person (including both exercised, cancelled and outstanding Options) in any 12 month period shall not exceed 1 per cent. of the relevant class of securities of the Company in issue.

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(B)	Further Options may be granted to an Eligible Person, which, if exercised, would result in such Eligible Person becoming entitled to subscribe for Shares in excess of the limit stated in clause 5.3(A) above, by obtaining approval of the shareholders of the Company in general meeting with such Eligible Person and his associate(s) abstaining from voting provided that the terms and number of Shares subject to the Options to be granted to such Eligible Person are fixed before the relevant shareholders’ approval is obtained, and the date of the meeting of the Board proposing such further grant shall be deemed to be the Date of Grant for the purpose of determining the Exercise Price of such Options. The Company shall send a circular to the shareholders of the Company in accordance with and containing such information as required under rule 17.02 and 17.03(4) of the Listing Rules.

6.	Option certificate

6.1	Each Participant will receive an Option certificate sealed by the Company specifying the number of Option(s) granted and the number of Shares that may be granted under such Option(s) and specifying the applicable terms and conditions relating to such Options. Without limiting the generality of clause 9.1, these terms and conditions may include provisions as to any or all of the following matters:

(A)	performance conditions (if any) which must be satisfied before the Option can be exercised as the Board may determine;

(B)	the minimum period (if any) for which an Option must be held before it can be exercised as the Board may determine;

(C)	vesting conditions (if any), which must be satisfied before a Participant's Option shall become vested as the Board may determine;

(D)	lapse conditions (if any) which may be different from the general provisions set out in clause 10 (but not so as to extend the Exercise Period beyond 10 years) as the Board may determine; and

(E)	such other provisions as the Board may determine provided that such provisions are not in contravention of the Listing Rules.

6.2	If any Option certificate is worn out, defaced or lost, the Company may replace it on such conditions as they wish to set concerning the surrender, continued validity or any other matter relevant to the original certificate being replaced provided that such conditions are reasonable in the circumstances. If an Option is exercised in part, and the balance remains exercisable, the Board shall provide the Participant with a balance certificate.

7.	Restriction on grant of Options

The Company may not grant any Options after Inside Information has come to the Company’s knowledge, until such Inside Information has been publicly disseminated in accordance with the Listing Rules. In particular, during the period of one month immediately preceding the earlier of:

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(A)	the date of the Board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of the Company’s annual, half-year, quarterly-year or any other interim results; and

(B)	the deadline for the Company to publish its annual, half-year, quarterly-year or any other interim results announcement (whether or not required under the Listing Rules),

and ending on the date of the results announcement, no Option shall be granted. Such period will cover any period of delay in the publication of a results announcement.

8.	Options granted to Directors, Chief Executive or substantial shareholders

8.1	Any Options granted to a Participant who is a Director, chief executive or substantial shareholder of the Company or any of their respective associates shall be approved by the independent non-executive Directors and in any event if the proposed grantee is an independent non-executive Director of the Company, the vote of such grantee shall not be counted for the purpose of approving such grant.

8.2	Any Options granted to an Eligible Person who is a substantial shareholder or independent non-executive Director or their respective associates, which will result in the total number of Shares issued and to be issued upon exercise of all Options granted and to be granted (including Options whether exercised, cancelled or still outstanding) to such person in the period of 12 months up to and including the date of such grant:

(A)	representing in aggregate over 0.1 per cent. of the issued share capital of the Company; and

(B)	having an aggregate value, based on the closing price of the Shares at the date of each grant, in excess of $5,000,000.00,

such further grant of Options must be approved by the shareholders of the Company in general meeting by poll convened and held in accordance with the Articles and the Listing Rules. The Company shall send a circular to the shareholders of the Company in accordance with and containing such information as required and as referred to under rule 17.04 of the Listing Rules. All connected persons of the Company shall abstain from voting in favour at such general meeting.

9.	Exercise of Options

9.1	Save as otherwise determined by the Board in relation to the grant of Options to any Eligible Persons and provided in the offer of the grant of the relevant Options, (i) there is no performance target which must be achieved before any of the Options can be exercised; and (ii) there is no general requirement that an Option must be held for any minimum period before it can be exercised.

9.2	An Option may be exercised in whole or in part by the Participant at any time during the Exercise Period by delivering to the Company a notice duly signed in a form approved by the Board (together with payment of the Exercise Price in full in respect of each Share to be subscribed for) and delivery of the Option certificate (issued under clause 6.1) for amendment or cancellation, as the case may be, and shall be effective on the date of receipt of the same by the Company.

9.3	The exercise of any Option shall be subject to the shareholders of the Company in general meeting approving any necessary increase in the authorised share capital of the Company. Subject thereto, the Company shall make available sufficient authorised but unissued share capital of the Company to meet subsisting requirements on the exercise of Options.

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9.4	Subject to clause 9.2 and any necessary consents and to an Option having been exercised in accordance with the provisions of clause 9.1, the Company shall as soon as reasonably practicable and in any event not later than 30 days (or 14 days where the option is exercised pursuant to clause 14.1) after the exercise of an Option and, where appropriate, receipt of the Auditor’s certificate(s) pursuant to clause 13, make an allotment to the Participant of the number of Shares specified in the notice exercising the Option and shall deliver to the Participant a definitive share certificate in respect thereof.

9.5	When an Option is exercised only in part, the balance shall remain exercisable on the same terms as originally applied to the whole Option and a new Option certificate in respect of the Subsisting Option shall be issued accordingly by the Company (pursuant to clause 6.2) as soon as reasonably practicable after such partial exercise.

10.	Lapse of Options

10.1	An Option shall lapse forthwith (to the extent not already exercised) on the earliest of the following events :

(A)	expiry of the Exercise Period;

(B)	the first anniversary of the death of the Participant;

(C)	in the case of a Participant who is an Employee or a Director, upon the Participant ceasing to be an Employee or a Director by reason of dismissal from employment or termination of office, in the case of a Participant who is a Consultant or an Advisor, by reason of termination by the Company or the relevant Subsidiary of the contract for provision of such services, in each case on the ground of:

(1)	the Participant’s misconduct;

(2)	the Participant committing an act of bankruptcy;

(3)	the Participant becoming insolvent or making any arrangements or composition with his creditors generally; or

(4)	the Participant being convicted of any criminal offence involving his integrity or honesty.

The decision of the Board on whether Options lapse under this paragraph (C) shall be conclusive and binding on such Participant;

(D)	[three] month[s] after the Participant ceases to be an Employee by reason of:

(1)	his retirement on or after attaining normal retirement age;

(2)	his resignation;

(3)	ill health or disability;

(4)	the company by which he is employed ceasing to be a Subsidiary;

(5)	the expiry of his contract of Employment;

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(6)	termination of Employment for reasons other than the reasons specified in paragraphs (B) and (C) above;

(E)	three months after the Participant ceases to be a Director for reasons other than the reasons specified in paragraphs (B) and (C) above.

(F)	the expiry of any period referred to in clauses 14.1 to 14.3 and on commencement of the winding up of the Company, provided that in the case of clause 14.2 the proposed compromise or arrangement becomes effective;

(G)	save as otherwise provided in clause 14.3, the earlier of the close of business on the fifth Business Day prior to the general meeting referred to in clause 14.3 or the date of the commencement of the winding up of the Company;

(H)	any breach of the provisions of clause 4.4; or

(I)	in the case of a Participant who is a Consultant or an Advisor, on the date which is the later of (1) the date on which the Board resolves in its reasonable opinion that the Participant no longer provides consultancy or advisory (as appropriate) services to the Group or any member of the Group and (2) the date which falls three months after the date on which the Participant is notified of such resolution.

10.2	If an Option shall lapse, the Board shall notify the Participant in writing of such lapse and forthwith upon such notification the Participant shall be bound to surrender to the Company the certificate evidencing such Option.

10.3	All lapsed option may be reissued by the Company as if the Scheme Mandate Limit was refreshed by the same amount of the number of Shares which may be issued upon the exercise of the lapsed of the option.

11.	Cancellation of Options

11.1	Any cancellation of any Subsisting Option shall be conditional on the approval by the Board (including the approval of independent non-executive Directors) and the Participant(s) concerned.

11.2	In the event that the Board elects to cancel Subsisting Options and issue new Options to the Participant(s) concerned, the issue of such new Options shall be made with available unissued Options (excluding the cancelled Options) within the Scheme Mandate Limit or the Refreshed Limit, as the case may be.

12.	Rights

No dividends shall be payable and no voting rights shall be exercisable in relation to Options that have not been exercised. Shares issued or transferred on the exercise of an Option shall rank equally in all respects with the other Shares of the same class in issue at the date of allotment (including without limitation as to voting, dividend and transfer rights and rights arising on the liquidation of the Company) and will be subject to all the provisions of the Articles. They shall not rank for any rights attaching to Shares by reference to a record date preceding the date of allotment. A share issued upon the exercise of an Option shall not carry voting rights until the registration of the grantee (or any other person) as the holder thereof.

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13.	Adjustments in case of reorganisation of capital structure

Subject to clauses 5.1, 5.2 and 5.3, in the event of capitalisation issue, rights issues, consolidation, subdivision or reduction of the share capital of the Company in accordance with applicable laws and regulatory requirements, such corresponding adjustments (if any) shall be made in relation to any Subsisting Option to:

(A)	the number of Shares subject to the Option to the extent it is unexercised; and/or

(B)	the Exercise Price; and/or

(C)	in the event of a consolidation and subdivision of the share capital of the Company, the maximum number of Shares referred to in clause 5.

as the Auditors shall certify in writing, either generally or, if applicable, as regards any particular Participant, to be in their opinion fair and reasonable, provided that any such adjustment shall give a Participant the same proportion of the issued share capital of the Company as that to which he was previously entitled, but so that no such adjustment shall be made the effect of which would enable a Share to be issued at less than its nominal value (if the Share has a nominal value) or which would result in the aggregate amount payable on the exercise of any Option in full being increased. Where any such adjustment shall be required for any alteration in the capital structure of the Company (other than by way of a capitalisation of profits or reserves) such adjustment shall be further conditional on the Auditors also certifying in writing that (1) such adjustment shall give a Participant the same proportion of the issued share capital of the Company as that to which he was previously entitled, and (2) such adjustment shall not have the effect of enabling a Share to be issued at less than its nominal value (if the Share has a nominal value). The certifications of the Auditors shall be final and binding on the Company and the Participants. The costs of the Auditors in so certifying shall be borne by the Company. The Company shall notify Participants of any adjustment made under this clause.

14.	Take-over, schemes of compromise or arrangement and liquidation

14.1	If during the Exercise Period an offer is made to acquire all or part of the issued Shares, or all or part of the issued Shares other than those held by the offeror and any persons acting in concert with the offeror, and such offer becomes or is declared unconditional, the Company shall give written notice to all Participants then holding Subsisting Options of the offer becoming unconditional as soon as reasonably practicable after becoming so aware, and each Participant may, by notice in writing to the Company, within 14 days of the date of such notice (and subject to clause 9.1 above) exercise his Option to its full extent or to the extent specified in such notice.

14.2	If during the Exercise Period an application is made to the court (otherwise than where the Company is being voluntarily wound up), pursuant to the Companies Laws and/or the Companies Ordinance, in connection with a proposed compromise or arrangement between the Company and its creditors (or any class of them) or between the Company and its members (or any class of them), a Participant may by notice in writing to the Company, within the period of 21 days after the date of such application (and subject to clause 9.1 above), exercise his Option to its full extent or to the extent specified in such notice.

14.3	In the event of a notice of a meeting being convened to consider a resolution for the voluntary winding up of the Company during the Exercise Period, the Company shall forthwith upon notice of such meeting being given, give to the Participants written notice of the convening of such meeting and a Participant may thereupon by notice in writing to the Company exercise any Subsisting Option at any time not later than five Business Days prior to the proposed general meeting of the Company to its full extent or to the extent specified in such notice.

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14.4	Upon the occurrence of any of the events referred to in clauses 14.2 or 14.3, notice of that event and the effect thereof shall be given by the Company to all Participants as soon as reasonably practicable.

15.	Amendment and termination

15.1	Subject to the provisions of clause 15.2, the Board may amend any of the provisions of the Scheme or withdraw or otherwise terminate the Scheme at any time but no alterations shall be made to the advantage of any Participant unless approved by the shareholders of the Company in general meeting. In addition, no alteration shall operate to affect adversely any rights which have accrued to any Participant at that date. In the event that the Board elects to terminate the operation of the Scheme, no further Option shall be offered thereunder but the provisions of the Scheme shall remain in force in all other respects. All Options granted prior to such termination and not then exercised shall continue to be valid and exercisable subject to and in accordance with the terms of the Scheme.

15.2	Any alterations to the terms and conditions of the Scheme which are of a material nature such as the following:

(A)	the persons to or for whom Shares may be provided under the Scheme;

(B)	the authority of the Board in relation to any alteration to the terms of the Scheme;

(C)	the limitations on the number of Shares which may be issued under the Scheme;

(D)	the individual limit for each Participant under the Scheme;

(E)	the determination of the Exercise Price;

(F)	any rights attaching to the Options and the Shares;

(G)	the rights of Participants in the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction or any other variation of capital of the Company;

(H)	the terms of this clause 15.2;

(I)	any matters as set out in rule 17.03 of the Listing Rules as amended from time to time; and

(J)	any alteration to the Scheme which are of a material nature

or any change to the terms of the Options granted shall be subject to the approval of shareholders save where the alterations take effect automatically under the existing terms of the Scheme.

15.3	Except as described in clause 15.2, the Board shall not require the approval of the shareholders of the Company in general meeting for any minor changes:

(A)	to benefit the administration of the Scheme;

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(B)	to comply with or take account of the provisions of any proposed or existing legislation;

(C)	to take account of any changes to the legislation; or

(D)	to obtain or maintain favourable tax, exchange control or regulatory treatment of the Group or any member of the Group or any present or future Participant.

15.4	Unless otherwise approved by the Stock Exchange, the amended terms of the Scheme or the Options shall comply with the relevant requirements of Chapter 17 of the Listing Rules.

16.	General

16.1	The Scheme shall not form part of any contract of Employment or for services between the Group or any member of the Group and any Participant (whilst he is an [Employee, Director, Consultant or Advisor]) and the rights and obligations of such Participant under the terms of his Employment or under the terms of his appointment with the Group or any member of the Group shall not be affected by his participation in the Scheme or any right which he may have to participate in it and the Scheme shall afford such Participant no additional rights to compensation or damages in consequence of the termination of such Employment or appointment for any reason.

16.2	The Scheme shall not confer on any person any legal or equitable rights (other than those constituting the Options themselves) against the Company directly or indirectly or give rise to any cause of action at law or in equity against the Company.

16.3	The Company shall maintain all necessary books of account and records relating to the Scheme.

16.4	The Scheme shall in all respects be administered by the Board which (A) shall administer the Scheme in accordance with all applicable requirements of the Listing Rules and (B) may make such rules not being inconsistent with the terms and conditions hereof for the conduct of the Scheme and the determination and terms of each Participant’s Option entitlements as the Board thinks fit. Any disputes regarding the interpretation of such rules or the terms of any Option, or otherwise in connection with the Scheme, shall be determined by the Board (upon such advice as it shall consider necessary) and its decision shall be final and binding.

16.5	A Participant who is a member of the Board may, subject to and in accordance with the Articles, notwithstanding his interest, vote on any Board resolution concerning the Scheme (other than in respect of his own participation therein) and may retain any benefit under the Scheme.

16.6	The Board or the Company in general meeting may at any time terminate the Scheme and in such event no further Options shall be granted or offered but in all other respects the provisions of the Scheme shall remain in full force and effect. All Options granted prior to such termination and not then exercised shall continue to be valid and exercisable subject to and in accordance with the Scheme.

16.7	Participants shall be entitled while they have subsisting rights under the Scheme to receive copies of all notices and other documents sent by the Company to the holders of Shares generally.

16.8	The cost of establishing and operating the Scheme shall be borne by the Company.

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16.9	Any notice or other communication between the Company and an Eligible Person or a Participant shall be in writing and may be given by sending the same by prepaid post or by personal delivery to, in the case of the Company, its principal place of business in Hong Kong, which is, at the Adoption Date, [•], or such other address as may be notified to the Eligible Persons and the Participants from time to time and, in the case of the Eligible Person or the Participant, his or her address in Hong Kong as notified to the Company from time to time.

16.10	Any notice or other communication served by post:

(A)	by the Company shall be deemed to have been served 48 hours after it was placed in the post; and

(B)	by the Eligible Person or the Participant shall not be deemed to have been served until the same shall have been received by the Company.

16.11	In the case of clause 16.10, in proving the service of any notice or other communication by post, it will be sufficient to prove that the notice or other communication was properly stamped, addressed and placed in the post.

16.12	All allotments and issues of Shares pursuant to the Scheme shall be subject to any necessary consents under any relevant legislation for the time being in force in the Hong Kong Special Administrative Region of the People’s Republic of China and the Cayman Islands. An Eligible Person or a Participant, as the case may be, shall be responsible for obtaining any governmental or other official consent that may be required by any country or jurisdiction in order to permit the grant or exercise of an Option, as the case may be. The Company shall not be responsible for any failure by such person to obtain any such consent or for any tax or other liability to which that person may become subject as a result of his participation in the Scheme.

16.13	The Company shall disclose all information as required by the Listing Rules or any other applicable rules and regulations in its annual and half-year reports.

16.14	The Scheme and all Options granted hereunder shall in all respects be governed by and construed in accordance with the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

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Annex E

Form of Fourth Amended and Restated Memorandum and Articles of Association

THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM AND ARTICLES

OF

ASSOCIATION

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

友權集團控股有限公司

(As adopted by special resolution passed on [●] 2014 and effective on [●] 2014)

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THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

友權集團控股有限公司

(As adopted by special resolution passed on [●] 2014 and effective on [●] 2014)

1	The name of the Company is Iao Kun Group Holding Company Limited友權集團控股有限公司.

2	The registered office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place as the Directors may from time to time decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Law (2013 Revision) or as the same may be revised from time to time, or any other law of the Cayman Islands.

4	The liability of each Member is limited to the amount from time to time unpaid on such Member's shares.

5	The share capital of the Company is US$50,000.00 divided into 500,000,000 ordinary shares of a par value of US$0.0001 each.

6	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7	Capitalised terms that are not defined in this Memorandum of Association bear the same meaning as those given in the Articles of Association of the Company.

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THE COMPANIES LAW (2013 REVISION)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

FOURTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

IAO KUN GROUP HOLDING COMPANY LIMITED

友權集團控股有限公司

(As adopted by special resolution passed on [●] 2014 and effective on [●] 2014)

INTERPRETATION

1	In these Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

"Articles"	means these articles of association of the Company.

"Associate"	has the meaning attributed to it in the Listing Rules.

"Audit Committee"	means, where applicable, the audit committee of the Company formed pursuant to Article 174 hereof, or any successor audit committee.

"Auditor"	means the person for the time being performing the duties of auditor of the Company (if any).

"business day"	means a day on which each Designated Stock Exchange on which the Shares are listed or quoted is generally open for the business of dealing in securities. For the avoidance of doubt, where The Stock Exchange of Hong Kong Limited is closed for the business of dealing in securities on a day by reason of a Number 8 or higher typhoon signal, black rainstorm warning or other similar event, such day shall for the purpose of these Articles be counted as a business day.

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"clearing house"	a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

"Companies Ordinance"	means the Companies Ordinance (Cap.622 of the Laws of Hong Kong) as in force from time to time.

"Company"	means the above named company.

"Company's website"	means the website of the Company, the address or domain name of which has been notified to the Members.

"competent regulatory authority"	a competent regulatory authority in the territory where the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such territory.

"Designated Stock Exchange"	shall mean one or more of The Stock Exchange of Hong Kong Limited, the Over-the-Counter Bulletin Board, the National Market System or the Capital Market of the Nasdaq Stock Market, Inc., the American Stock Exchange, or the New York Stock Exchange, provided, however, that until the Shares are listed or quoted on any such "Exchange" the rules of any such Designated Stock Exchange shall be inapplicable to these Articles.

"Directors"	means the directors for the time being of the Company.

"Dividend"	includes an interim dividend.

"Electronic Record"	has the same meaning as in the Electronic Transactions Law (2003 Revision).

"executive office"	means such office of the Company as the Directors may from time to time determine to be the principal office of the Company.

"holidng company"	has the meaning attributed to such term in the Companies Ordinance.

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"Independence Non-Executive Director"	means a person recognised as such by the relevant code, rules and regulations applicable to the listing of the Shares on The Stock Exchange of Hong Kong Limited.

"Listing Rules"	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time.

"Member"	has the same meaning as in the Statute.

"Memorandum"	means the memorandum of association of the Company.

"Ordinary Resolution"	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

"Register of Members"	means the register maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate Register of Members.

"Registered Office"	means the registered office for the time being of the Company.

"Seal"	means the common seal of the Company and includes the securities seal and every duplicate seal.

"SEC"	means the United States Securities and Exchange Commission.

"Share" and "Shares"	means a share or shares in the Company and includes a fraction of a share.

"Special Resolution"	a resolution shall be a special resolution when it has been passed by a majority of not less than three-quarters of votes cast by such Members as, being entitled so to do, vote in person or, in the case of such Members as are corporations, by their respective duly authorised representative or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a Special Resolution, has been duly given (or duly waived in accordance with these Articles), or by a unanimous written resolution of all Members.

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"Statute"	means the Companies Law (2013 Revision) of the Cayman Islands.

"subsidiary"	has the meaning attributed to it in the Listing Rules.

2	In the Articles:

2.1	words importing the singular number include the plural number and vice versa;

2.2	words importing the masculine gender include the feminine gender;

2.3	words importing persons include corporations;

2.4	"written" and "in writing" include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

2.5	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced from time to time;

2.6	any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

2.7	headings are inserted for reference only and shall be ignored in construing these Articles; and

2.8	in these Articles Section 8 of the Electronic Transactions Law (2003 Revision) shall not apply.

COMMENCEMENT OF BUSINESS

3	The business of the Company may be commenced as soon after incorporation as the Directors shall see fit.

4	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

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SHARE CAPITAL

5	The authorised share capital of the Company at the date of the adoption of these Articles is US$50,000 divided into 500,000,000 Shares of a par value of US$0.0001 each.

ISSUE OF SHARES

6	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividend, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper.

7	Without prejudice to the generality of Article 6, the Directors may authorise by resolution or resolutions from time to time:

7.1	the issuance of one or more classes or series of preferred shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences;

7.2	the increase or decrease of the size of any class or series of preferred shares (but not below the number of shares of any class or series of preferred shares then outstanding or above the number of shares of any class or series of preferred shares then authorised) to the extent permitted by applicable law.

8	Neither the Company nor the Directors shall be obliged, when making or granting any allotment of, offer of, option over or disposal of shares, to make available any such allotment, offer, option or shares to Members or others with registered addresses in any particular territory or territories being a territory or territories where, in the absence of a registration statement or other special formalities, this would or might, in the opinion of the Directors, be unlawful or impractical. Members affected as a result of the foregoing shall not be, or be deemed to be, a separate class of Members for any purpose whatsoever. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of preferred shares, no vote of the holders of preferred shares or of the holders of ordinary shares shall be a prerequisite to the issuance of any Shares of any class or series of the preferred shares authorised by and complying with the conditions in the Memorandum or these Articles.

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9	Subject to the rules of any Designated Stock Exchange, the Directors may issue options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of shares or securities in the capital of the Company on such terms as it may from time to time determine. Notwithstanding the foregoing, the Directors may issue options, warrants or convertible securities in connection with the Company's initial public offering. No warrants shall be issued to bearer.

10	The Company shall not issue Shares to bearer.

REGISTER OF MEMBERS

11	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

12	If the Directors considers it necessary or appropriate, the Company may establish and maintain a branch Register or Registers of Members at such location or locations within or outside the Cayman Islands as the Directors think it. The principal Register of Members and the branch Register(s) of Members shall together be treated as the Register of Members for the purposes of these Articles.

13	The Directors may, in its absolute discretion, at any time transfer any Share on the principal Register of Members to any branch Register of Members or any Share on any branch Register of Members to the principal Register of Members or any other branch Register of Members.

14	Notwithstanding anything contained in these Articles, the Company shall as soon as practicable and on a regular basis record in the principal Register of Members all transfers of Shares effected on any branch Register of Members and shall at all times maintain the principal Register of Members in such manner as to show at all times the Members for the time being and the Shares respectively held by them, in all respects in accordance with the Statute.

15	For so long as any Shares are listed on a Designated Stock Exchange which is an approved stock exchange (as defined in Section 40B of the Statute), title to such listed Shares may be evidenced and transferred in accordance with the rules of such Designated Stock Exchange that are or shall be applicable to such listed Shares. The Register of Members maintained by the Company in respect of such listed Shares (whether the principal Register of Members or a branch Register of Members) may be kept by recording the particulars required by Section 40 of the Statute in a form otherwise than legible (provided it is capable of being reproduced in a legible form) if such recording otherwise complies with the rules of the relevant Designated Stock Exchange that are or shall be applicable to such listed Shares.

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16	Except when a Register of Members is closed and, if applicable, subject to the additional provisions of Article 17, the principal Register of Members and any branch Register of Members shall during business hours be kept open to the inspection of any Member without charge. The reference to business hours in this Article 16 is subject to such reasonable restrictions as the Company in general meeting may impose, but so that not less than two hours in each business day is to be allowed for inspections.

17	Any Register of Members held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Directors may impose) be open to inspection by a Member without charge and any other person on payment of such fee not exceeding the amount as may from time to time be permitted under the Listing Rules as the Directors may determine for each inspection. Any Member may require a copy of the Register of Members, or any part thereof, on payment of such fee not exceeding the amount as may from time to time be prescribed by the Listing Rules as the Directors may determine.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

18	For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend, or in order to make a determination of Members for any other purpose, the Directors may, after 14 days' notice (or after 6 business days' notice in the case of a rights issue) has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the requirements of the Designated Stock Exchange, if applicable, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed thirty days in any calendar year. If the Register of Members shall be closed for the purpose of determining Members entitled to notice of, or to vote at, a meeting of Members the Register of Members shall be closed for at least ten days immediately preceding the meeting. In the event that there is an alteration of book closure dates, the Company shall give at least 5 business days' notice in accordance with the procedures set out in this Article.

19	In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or in order to make a determination of Members for any other purpose.

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20	If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such Dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

CERTIFICATES FOR SHARES

21	Every person whose name is entered as a Member in the Register of Members shall be entitled to receive, within the relevant time limit as prescribed by the Statute or, if applicable, as the Designated Stock Exchange may from time to time determine, whichever is shorter, and subject to payment of a fee of such maximum as the Designated Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require), after allotment or lodgement of transfer, one certificate for all his Shares of each class or, if he shall so request, in a case where the allotment or transfer is of a number of Shares in excess of the number for the time being forming a Designated Stock Exchange board lot, such number of certificates for Shares in Designated Stock Exchange board lots or multiples thereof as he shall request and one for the balance (if any) of the Shares in question. All certificates for shares shall be delivered personally or sent through the post addressed to the Member entitled thereto at his registered address appearing in the Register of Members.

22	Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Every certificate for Shares shall be issued under the seal of the Company, which shall only be affixed with the authority of the Directors. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. No certificate shall be issued representing Shares of more than one class. All certificates surrendered to the Company for transfer shall be cancelled and subject to these Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled and until a fee, not exceeding the relevant maximum amount as the Designated Stock Exchange, if applicable, may from time to time determine, has been paid by the transferee.

23	The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

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24	The Company shall not be bound to register more than four persons as joint holders of any Share. If any Share shall stand in the names of two or more persons, the person first named in the register shall be deemed the sole holder thereof as regards service of notices and, subject to the provisions of these Articles, all or any other matters connected with the Company, except the transfer of the Share.

25	If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on payment of such fee, if any, not exceeding such amount as may from time to time be permitted under the rules of any Designated Stock Exchange (or such lesser sum as the Directors may from time to time require) and on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

TRANSFER OF SHARES

26	The Directors may, in their absolute discretion, and without assigning any reason, refuse to register a transfer of any Share which is not fully paid up or on which the Company has a lien.

27	The Directors may also decline to register any transfer of any Share unless:

27.1	the instrument of transfer is lodged with the Company accompanied by the certificate for the Shares to which it relates (which shall upon registration of the transfer be cancelled) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer;

27.2	the instrument of transfer is in respect of only one class of Shares;

27.3	the instrument of transfer is properly stamped (in circumstances where stamping is required);

27.4	in the case of a transfer to joint holders, the number of joint holders to which the Share is to be transferred does not exceed four;

27.5	the Shares concerned are free of any lien in favour of the Company; and

27.6	a fee of such maximum as the Designated Stock Exchange may from time to time determine to be payable (or such lesser sum as the Directors may from time to time require) is paid to the Company in respect thereof.

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28	If the Directors refuse to register a transfer they shall notify the transferee within two months of such refusal. If the Shares in question were issued in conjunction with options or warrants issued pursuant to Article 9 on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

29	The instrument of transfer of any Share shall be in writing in the usual or common form or, if applicable, in a form prescribed by the Designated Stock Exchange or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by the transferee) and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

30	Notwithstanding Article 29, transfer of Shares which are listed on a Designated Stock Exchange which is an approved stock exchange (as defined in Section 40B of the Statute) may be effected by any method of transferring or dealing in securities permitted by the rules of such Designated Stock Exchange and which has been approved by the Directors for such purpose.

REDEMPTION AND REPURCHASE OF SHARES

31	Subject to the provisions of the Statute and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may issue Shares or other securities that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares shall be effected in such manner as the Company may, by Special Resolution, determine before the issue of the Shares.

32	Subject to the provisions of the Statute, and, where applicable, the rules of the Designated Stock Exchange and/or any competent regulatory authority, the Company may purchase its own issued and outstanding Shares provided that the Members shall have approved the manner of purchase by Ordinary Resolution.

33	Where the Company purchases or redeems any Share, purchases or redemption not made through the market or by tender shall be limited to a maximum price, and if purchases are by tender, tenders shall be available to all Members alike.

34	The purchase of any Share shall not oblige the Company to purchase any other Share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

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35	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

VARIATION OF RIGHTS OF SHARES

36	If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of three-quarters of the issued Shares of that class, or with the sanction of a Special Resolution passed at a general meeting of the holders of the Shares of that class.

37	The provisions of these Articles relating to general meetings shall apply to every class meeting of the holders of one class of Shares except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

38	The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

COMMISSION ON SALE OF SHARES

39	The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares of the Company. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

NON RECOGNITION OF TRUSTS

40	The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by these Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

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LIEN ON SHARES

41	The Company shall have a first and paramount lien on all Shares (not being a fully paid-up Share) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

42	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

43	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under these Articles.

44	The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

45	Subject to the terms of the allotment the Directors may from time to time make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

46	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

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47	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

48	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

49	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

50	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

51	The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

52	No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

53	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days notice requiring payment of the amount unpaid together with any interest, which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

54	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

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55	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

56	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

57	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

58	The provisions of these Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

TRANSMISSION OF SHARES

59	If a Member dies the survivor or survivors where he was a joint holder, and his legal personal representatives where he was a sole holder, shall be the only persons recognised by the Company as having any title to his interest. The estate of a deceased Member is not thereby released from any liability in respect of any Share, which had been jointly held by him.

60	Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may from time to time be required by the Directors, elect either to become the holder of the Share or to have some person nominated by him as the transferee. If he elects to become the holder he shall give notice to the Company to that effect, but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by that Member before his death or bankruptcy, as the case may be.

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61	If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

62	A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of the holder (or in any other case than by transfer) shall be entitled to the same Dividends and other advantages to which he would be entitled if he were the registered holder of the Share. However, he shall not, before being registered as a Member in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the Share. If the notice is not complied with within ninety days the Directors may thereafter withhold payment of all Dividends, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

UNTRACEABLE MEMBERS

63	Without prejudice to the rights of the Company under Article 64, the Company may cease sending cheques for Dividend entitlements by post if such cheques have been left uncashed on two consecutive occasions. However, the Company may exercise the power to cease sending cheques for Dividend entitlements after the first such occasion on which such a cheque is return undelivered.

64	The Company shall have the power to sell, in such a manner as the Directors think fit, any Shares of a Member who is untraceable, but no such sale shall be made unless:

64.1	all cheques in respect of Dividends of the Shares in question, being not less than three in total number, for any sum payable in cash to the holder of such Shares in respect of them sent during the relevant period in the manner authorised by these Articles have remained uncashed;

64.2	so far as it is aware at the end of the relevant period, the Company has not at any time during the relevant period received any indication of the existence of the Member who is the holder of such Shares or of a person entitled to receive such Shares by death, bankruptcy or operation of law; and

64.3	if applicable, the Company, if so required by the rules governing the listing of the Shares on the Designated Stock Exchange, has given notice to, and caused advertisement in newspapers to be made in accordance with the requirements of, the Designated Stock Exchange of its intention to sell such Shares in the manner required by the Designated Stock Exchange, and a period of three months or such shorter period as may be allowed by the Designated Stock Exchange has elapsed since the date of such advertisement and, if required, the Designated Stock Exchange has been notified of such intention.

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For the purposes of this Article, the "relevant period" means the period commencing twelve years before the publication of the advertisement referred to in Article 64.3 and ending at the expiry of the period referred to in that paragraph.

65	To give effect to a sale under Article 64, the Directors may authorise some person to transfer the said Shares and an instrument of transfer signed or otherwise executed by or on behalf of such person shall be effective as if it had been executed by the registered holder or the person entitled by transmission to such Shares, and the purchaser shall not be bound to see the application of the purchase money nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings relating to the sale. The net proceeds of the sale will belong to the Company and upon receipt by the Company of such net proceeds it shall become indebted to the former Member for an amount equal to such net proceeds. No trust shall be created in respect of such debt and no interest shall be payable in respect of it and the Company shall not be required to account for any money earned from the net proceeds which may be employed in the business of the Company or as it thinks fit. Any sale under Article 64 shall be valid and effective notwithstanding that the Member holding the Shares sold is dead, bankrupt or otherwise under any legal disability or incapacity.

AMENDMENTS OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND ALTERATION OF CAPITAL

66	The Company may by Ordinary Resolution:

66.1	increase the share capital by such sum as the resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

66.2	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

66.3	without prejudice to the powers of the Directors under Articles 6 to 9, divide its Shares into several classes and without prejudice to any special rights previously conferred on the holders of existing Shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by the Company in general meeting, as the Directors may determine provided always that, for the avoidance of doubt, where a class of Shares has been authorised by the Company no resolution of the Company in general meeting is required for the issuance of Shares of that class and the Directors may issue Shares of that class and determine such rights, privileges, conditions or restrictions attaching thereto as aforesaid, and further provided that where the Company issues Shares which do not carry voting rights, the words "non-voting" shall appear in the designation of such Shares and where the equity capital includes Shares with different voting rights, the designation of each class of Shares, other than those with the most favourable voting rights, must include the words "restricted voting" or "limited voting";

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66.4	by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

66.5	cancel any Shares that at the date of the passing of the resolution have not been taken or agreed to be taken by any person.

67	All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

68	Subject to the provisions of the Statute and the provisions of these Articles as regards the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

68.1	change its name;

68.2	alter or add to these Articles;

68.3	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

68.4	reduce its share capital and any capital redemption reserve fund.

REGISTERED OFFICE

69	Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office.

GENERAL MEETINGS

70	All general meetings other than annual general meetings shall be called extraordinary general meetings.

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71	The Company shall in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall appoint provided that not more than 15 months (or such longer period as the Designated Stock Exchange may authorise) shall elapse between the date of one annual general meeting of the Company and that of the next. At these meetings the report of the Directors (if any) shall be presented.

72	The majority of the Directors, the chief executive officer or the chairman of the board of Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

73	A Members requisition is a requisition of one or more Members of the Company holding at the date of deposit of the requisition not less than ten per cent. in par value of the capital of the Company which as at that date carries the right of voting at general meetings of the Company.

74	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

75	If the Directors do not within twenty-one days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said twenty-one days.

76	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

77	An annual general meeting and any extraordinary general meeting called for the passing of a Special Resolution shall be called by not less than 21 days' notice in writing and any other extraordinary general meeting shall be called by not less than 14 days' notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting, the particulars of the resolutions to be considered at the meeting and the general nature of the business and shall be given in manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

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77.1	in the case of an annual general meeting, by all the Members (or their proxies) entitled to attend and vote thereat; and

77.2	in the case of an extraordinary general meeting, by a majority in number of the Members (or their proxies) having a right to attend and vote at the meeting, being a majority together holding not less than ninety five per cent. in par value of the Shares giving that right.

78	The accidental omission to give notice of a general meeting to, or the non receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings of that meeting.

PROCEEDINGS AT GENERAL MEETINGS

79	All business transacted at an extraordinary general meeting or an annual general meeting shall be deemed special, with the exception of:

79.1	the declaration and sanctioning of dividends;

79.2	consideration and adoption of the accounts and balance sheet and the reports of Directors and Auditors and other documents required to be annexed to the balance sheet;

79.3	the election of Directors;

79.4	appointment of Auditors (where special notice of the intention for such appointment is not required by applicable law) and other officers;

79.5	the fixing of remuneration of the Auditors, and the voting of remuneration or extra remuneration to the Directors;

79.6	the granting of any mandate or authority to the Directors to offer, allot, grant options over or otherwise dispose of the unissued shares in the capital of the Company representing not more than 20 per cent. in nominal value of its existing share capital; and

79.7	the granting of any mandate or authority to the Directors to repurchase the securities of the Company.

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80	No business shall be transacted at any general meeting unless a quorum is present. A quorum shall consist of the holder or holders present in person or by proxy entitled to exercise more than thirty three and a third per cent. (33.33%) of the voting rights of the Shares of each class or series of Shares entitled to vote as a class or series thereon and the same proportion of the votes of the remaining Shares entitled to vote thereon unless the Company has only one Member entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by a duly authorised representative.

81	A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

82	A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by all Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

83	If a quorum is not present within half an hour from the time appointed for the meeting or if during such a meeting a quorum ceases to be present, the meeting, if convened upon the requisition of Members, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and place or to such other day, time or such other place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Members present shall be a quorum.

84	The chairman, if any, of the board of Directors shall preside as chairman at every general meeting of the Company, or if there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the holding of the meeting, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

85	If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for holding the meeting, the Members present shall choose one of their number to be chairman of the meeting.

86	The chairman may, with the consent of a meeting at which a quorum is present, (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice.

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87	If an amendment is proposed to any resolution under consideration but in good faith is ruled out of order by the chairman of the meeting, the proceedings on the substantive resolution shall not be invalidated by any error in such ruling. In the case of a resolution duly proposed as a Special Resolution, no amendment thereto (other than a mere clerical amendment to correct a patent error) may in any event be considered or voted upon.

88	A resolution put to the vote of the meeting shall be decided on a show of hands unless:

88.1	before, or on the declaration of the result of, the show of hands, the chairman demands a poll; or

88.2	any other Member or Members collectively present in person or by proxy and holding at least ten per cent. in par value of the Shares giving a right to attend and vote at the meeting demand a poll; or

88.3	if applicable, a poll is required by the rules of the Designated Stock Exchange; or

88.4	if applicable and if required by the rules of the Designated Stock Exchange, any Director or Directors who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at such meeting demand a poll.

89	Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost or not carried by a particular majority, an entry to that effect in the minutes of the proceedings of the meeting shall be conclusive evidence of that fact without proof of the number or proportion of the votes recorded in favour of or against such resolution.

90	The demand for a poll may be withdrawn.

91	Except on a poll demanded on the election of a chairman or on a question of adjournment, a poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

92	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

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93	All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by these Articles or by the Statute. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a second or casting vote.

VOTES OF MEMBERS

94	Subject to any rights or restrictions attached to any Shares, on a show of hands every Member who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorised representative or proxy, shall have one vote and on a poll every Member shall have one vote for every Share of which he is the holder.

95	Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.

96	In the case of joint holders of record the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

97	A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member's behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

98	No person shall be entitled to vote at any general meeting or at any separate meeting of the holders of a class of Shares unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

99	No objection shall be raised to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

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100	On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands.

101	A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

102	Any person entitled under Article 60 to be registered as the holder of any Shares may vote at any general meeting in respect thereof in the same manner as if he were the registered holder of such Shares, provided that forty-eight hours at least before the time of the holding of the meeting or adjourned meeting, as the case may be, at which he proposes to vote, he shall satisfy the Directors of his entitlement to such Shares, or the Directors shall have previously admitted his right to vote at such meeting in respect thereof.

PROXIES

103	Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person (who must be an individual) as his proxy to attend and vote instead of him and a proxy so appointed shall have the same right as the Member to speak at the meeting. Votes may be given either personally or by proxy.

104	The instrument appointing a proxy shall be in writing, be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation under the hand of an officer or attorney duly authorised for that purpose. A proxy need not be a Member of the Company.

105	The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

105.1	not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

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105.2	in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

105.3	where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any Director;

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

106	The instrument appointing a proxy may be in any usual or common form or such other form that complies with the rules of any Designated Stock Exchange as the Directors may from time to time approve, provided that it shall enable a Member, according to his intention, to instruct his proxy to vote in favour of or against (or in default of instructions or in the event of conflicting instructions, to exercise his discretion in respect of) each resolution to be proposed at the meeting to which the form of proxy relates, and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

107	Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

108	Anything which under these Articles a Member may do by proxy he may likewise do by his duly appointed attorney and the provisions of these Articles relating to proxies and instruments appointing proxies shall apply mutatis mutandis in relation to any such attorney and the instrument under which such attorney is appointed.

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CORPORATE MEMBERS

109	Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member and where a corporation is so represented, it shall be treated as being present at any meeting in person.

110	If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)) including the right to vote individually on a show of hands.

SHARES THAT MAY NOT BE VOTED

111	Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

DIRECTORS

112	There shall be a board of Directors consisting of not less than three persons (exclusive of alternate Directors) provided however that the Company may from time to time by Ordinary Resolution increase or reduce the limits in the number of Directors. So long as any Share is listed on The Stock Exchange of Hong Kong Limited, the board of Directors shall include such number of Independent Non-Executive Directors as the relevant code, rules or regulations applicable to the listing of any Share on The Stock Exchange of Hong Kong Limited require.

113	The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the existing Directors. Any Director so appointed shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at that meeting.

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114	Subject to the provisions of these Articles and the Statute, the Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the existing Directors.

115	No person shall, unless recommended by the Directors, be eligible for election to the office of Director at any general meeting unless during the period, which shall be at least seven days, commencing no earlier than the day after the despatch of the notice of the meeting appointed for such election and ending no later than seven days prior to the date of such meeting, there has been given to the Company notice in writing by a Member (not being the person to be proposed), entitled to attend and vote at the meeting for which such notice is given, of his intention to propose such person for election and also notice in writing signed by the person to be proposed of his willingness to be elected.

POWERS OF DIRECTORS

116	Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

117	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

118	The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

119	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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120	Except as would, if the Company were a company incorporated in Hong Kong, be permitted by Section 500 of the Companies Ordiance as in force at the date of adoption of these Articles, and except as permitted under the Statute, the Company shall not directly or indirectly:

120.1	make a loan to a Director or his Associates or a director of any holding company of the Company or a body corporate controlled by a Director or such a director;

120.2	enter into any guarantee or provide any security in connection with a loan made by any person to a Director or a director of any holding company of the Company or a body corporate controlled by a Director or such a director; or

120.3	if any one or more of the Directors hold (jointly or severally or directly or indirectly) a controlling interest in another company, make a loan to that other company or enter into any guarantee or provide any security in connection with a loan made by any person to that other company.

REMOVAL OF DIRECTORS

121	The Company may by Ordinary Resolution remove any Director (including a managing Director or other executive Director) before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such Director and may by Ordinary Resolution elect another person in his stead. Any person so elected shall hold office during such time only as the Director in whose place he is elected would have held the same if he had not been removed. Nothing in this Article should be taken as depriving a Director removed under any provision of this Article of compensation or damages payable to him in respect of the termination of his appointment as Director or of any other appointment or office as a result of the termination of his appointment as Director or as derogatory from any power to remove a Director which may exist apart from the provision of this Article.

VACATION OF OFFICE OF DIRECTOR

122	The office of a Director shall be vacated if:

122.1	he gives notice in writing to the Company that he resigns the office of Director; or

122.2	he absents himself (without being represented by proxy or an alternate Director appointed by him) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and they pass a resolution that he has by reason of such absence vacated office; or

122.3	he dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

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122.4	he is found to be or becomes of unsound mind; or

122.5	all the other Directors of the Company (being not less than two in number) resolve that he should be removed as a Director for cause; or

122.6	if he is removed from office under Article 121.

123	At every annual general meeting of the Company one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Any Director appointed pursuant to Articles 113 or 114 shall not be taken into account in determining which Directors are to retire by rotation. A retiring Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. The Company at any annual general meeting at which any Director retire may fill the vacated office by electing a like number of persons to be Directors. The re-election of an Independent Non-Executive Director who has held such office for more than nine years shall require separate approval of an Ordinary Resolution of the Members in general meeting and the Directors shall provide reasons to the Members prior to the general meeting as to why they believe such Independent Non-Executive Director is still independent and should be re-elected.

PROCEEDINGS OF DIRECTORS

124	The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be a majority of the Directors if there are two or more Directors, and shall be one if there is only one Director. A person who holds office as an alternate Director shall, if his appointor is not present, be counted in the quorum. A Director who also acts as an alternate Director shall, if his appointor is not present, count twice towards the quorum.

125	Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. A Director who is also an alternate Director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote.

126	A person may participate in a meeting of the Directors or committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is at the start of the meeting.

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127	Unless required otherwise by the Listing Rules, a resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of Directors (an alternate Director being entitled to sign such a resolution on behalf of his appointor) shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held. Notwithstanding the foregoing, a resolution in writing shall not be valid and effective if the resolution relates to any matter or business in which a substantial shareholder of the Company (as defined in the Listing Rules from time to time), or a Director, has an interest conflicting with that of the Company which the Directors determines, prior to the passing of such resolution, to be material.

128	A Director or alternate Director may, or other officer of the Company on the requisition of a Director or alternate Director shall, call a meeting of the Directors by at least two days' notice in writing to every Director and alternate Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors (or their alternates) either at, before or after the meeting is held.

129	The continuing Directors may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of summoning a general meeting of the Company, but for no other purpose.

130	The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

131	All acts done by any meeting of the Directors or of a committee of Directors (including any person acting as an alternate Director) shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or alternate Director, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and qualified to be a Director or alternate Director as the case may be.

132	A Director but not an alternate Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

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PRESUMPTION OF ASSENT

133	A Director of the Company who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIRECTORS' INTERESTS

134	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

135	A Director may act by himself or his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director.

136	A Director or alternate Director of the Company may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as shareholder or otherwise, and no such Director or alternate Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

137	No person shall be disqualified from the office of Director or alternate Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or alternate Director shall be in any way interested be or be liable to be avoided, nor shall any Director or alternate Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established, provided that such Director shall, if his interest in such contract or arrangement is material, declare the nature of his interest at the earliest meeting of the Directors at which it is practicable for him to do so, either specifically or by way of a general notice stating that, by reason of the facts specified in the notice, he is to be regarded as interested in any contract of a specified description which may subsequently be made by the Company.

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138	Following a declaration being made pursuant to Article 137, subject to Article 139 and any separate requirement for Audit Committee approval under applicable law or the listing rules of the Designated Stock Exchange, if applicable, and unless disqualified by the chairman of the relevant meeting of the Directors, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

139	A Director shall not be entitled to vote on (nor shall be counted in the quorum in relation to) any resolution of the Directors in respect of any contract or arrangement or any other proposal whatsoever in which he or any of his Associates has any material interest, and if he shall do so his vote shall not be counted (nor is he to be counted in the quorum for the resolution), but this prohibition shall not apply to any of the following matters, namely:

139.1	the giving of any security or indemnity either:

(a)	to the Director or any of his Associates in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries; or

(b)	to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or any of his Associates has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

139.2	any proposal concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase where the Director or any of his Associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

139.3	any proposal or arrangement concerning the benefit of employees of the Company or any of its subsidiaries including:

(a)	the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or any of his Associates may benefit; or

(b)	the adoption, modification or operation of a pension or provident fund or retirement, death or disability benefits scheme which relates both to Directors, their Associates and employees of the company or any of its subsidiaries and does not provide in respect of any Director or any of his Associates as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

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139.4	any contract or arrangement in which the Director or any of his Associates is/are interested in the same manner as other holders of Shares or debentures or other securities of the Company by virtue only of his/their interest in Shares or debentures or other securities of the Company.

140	If any question shall arise at any meeting of the Directors as to the materiality of a Director's interest or the significance of a contract, arrangement or transaction or proposed contract, arrangement or transaction or as to the entitlement of any Director to vote or form part of a quorum and such question is not resolved by his voluntarility agreeing to abstain from voting or not to be counted in the quorum, such question shall be referred to the chairman of the meeting (or, where such question relates to the interest of the chairman, to the other Directors at the meeting) and his ruling (or, as appropriate, the ruling of the other Directors) in relation to any other Director (or, as appropriate, the chairman) shall be final and conclusive except in a case where the nature or extent of the interests of the Director concerned (or, as appropriate, the chairman) as known to such Director (or, as appropriate, the chairman) has not been fairly disclosed to the Directors.

MINUTES

141	The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of Directors including the names of the Directors or alternate Directors present at each meeting.

DELEGATION OF DIRECTORS' POWERS

142	The Directors may delegate any of their powers to any committee consisting of one or more Directors. They may also delegate to any managing director or any Director holding any other executive office such of their powers as they consider desirable to be exercised by him provided that an alternate Director may not act as managing director and the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

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143	The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees or local boards. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

144	The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

145	The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

146	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer may be removed by resolution of the Directors or Members.

ALTERNATE DIRECTORS

147	Any Director (other than an alternate Director) may by writing appoint any other Director, or any other person willing to act, to be an alternate Director and by writing may remove from office an alternate Director so appointed by him.

148	An alternate Director shall be entitled to receive notice of all meetings of Directors and of all meetings of committees of Directors of which his appointor is a member, to attend and vote at every such meeting at which the Director appointing him is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

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149	An alternate Director shall cease to be an alternate Director if his appointor ceases to be a Director.

150	Any appointment or removal of an alternate Director shall be by notice to the Company signed by the Director making or revoking the appointment or in any other manner approved by the Directors.

151	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him.

NO MINIMUM SHAREHOLDING

152	The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares, and a Director who is not a Member shall be entitled to receive notice of and attend and speak at any general meeting of the Company and of all classes of Shares.

REMUNERATION OF DIRECTORS

153	The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

154	The Directors may by resolution approve additional remuneration to any Director for any services other than his ordinary routine work as a Director. Any fees paid to a Director who is also counsel or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

155	Payment to any Director or past Director of any sum by way of compensation for loss of office or as consideration for or in connection with his retirement from office (not being a payment to which the Director is contractually entitled) must first be approved by the Company in general meeting.

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SEAL

156	The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some officer or other person appointed by the Directors for the purpose.

157	The securities seal which shall be a facsimile of the Seal with the word "Securities" engraved thereon shall be used exclusively for sealing securities issued by the Company and for sealing documents creating or evidencing securities so issued. The Directors may either generally or in any particular case resolve that the securities seal or any signatures or any of them may be affixed to certificates for shares, warrants, debentures or any other form of security by facsimile or other mechanical means specified in such authority or that any such certificates sealed with the securities seal need not be signed by any person.

158	The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

159	A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

160	Subject to the Statute and this Article, the Directors may declare Dividends and distributions on Shares in issue and authorise payment of the Dividends or distributions out of the funds of the Company lawfully available therefor. No Dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the share premium account or as otherwise permitted by the Statute.

161	Except as otherwise provided by the rights attached to Shares, all Dividends shall be declared and paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

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162	The Directors may deduct from any Dividend or distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

163	The Directors may declare that any Dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees as may seem expedient to the Directors.

164	Any Dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

165	No Dividend or distribution shall bear interest against the Company.

166	Any Dividend which cannot be paid to a Member and/or which remains unclaimed after six months from the date of declaration of such Dividend may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend shall remain as a debt due to the Member. Any Dividend which remains unclaimed after a period of six years from the date of declaration of such Dividend shall be forfeited and shall revert to the Company.

CAPITALISATION

167	The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts (including share premium account and capital redemption reserve fund) or any sum standing to the credit of profit and loss account or otherwise available for distribution and to appropriate such sum to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of Dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power to the Directors to make such provisions as they think fit for the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned.

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BOOKS OF ACCOUNT

168	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

169	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

170	The Directors shall, commencing with the first annual general meeting cause to be prepared and to be laid before the Members at every annual general meeting a profit and loss account for the period, in the case of the first account, since the incorporation of the Company and, in any other case, since the preceding account, together with a balance sheet as at the date to which the profit and loss account is made up and a Directors' report with respect to the profit or loss of the Company for the period covered by the profit and loss account and the state of the Company's affairs as at the end of such period, an Auditor's report on such accounts prepared pursuant to Article 177 and such other reports and accounts as may be required by law.

171	Copies of those documents to be laid before the Members at an annual general meeting shall not less than 21 days before the date of the meeting be sent in the manner in which notices may be served by the Company as provided in these Articles to every Member, provided that the Company shall not be required to send copies of those documents to any person of whose address the Company is not aware or to more than one of the joint holders of any Shares.

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172	To the extent permitted by and subject to due compliance with these Articles, the Statute and all applicable rules and regulations, including, without limitation, the rules of any Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Article 171 shall be deemed satisfied in relation to any Member by sending to such person instead of such copies, not less than 21 days before the date of the annual general meeting, in any manner not prohibited by these Articles and the Statute, a summary financial statement derived from the Company's annual accounts, together with the Directors' report and the Auditors' report on such accounts, which shall be in the form and containing the information required by these Articles, the Law and all applicable laws and regulations, provided that any person who is otherwise entitled to the annual accounts of the Company, together with the Directors' report and the Auditor's report thereon may, if he so requires, by notice in writing served on the Company, demand that the Company sends to him, in addition to the summary financial statement, a complete printed copy of the Company's annual accounts, together with the Directors' report and the Auditor's report thereon.

AUDIT

173	Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefore) are listed or quoted on the Designated Stock Exchange, and if required by the Designated Stock Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the board of Directors, the composition and responsibilities of which shall comply with the rules and regulations of the SEC and the Designated Stock Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate,

174	If the Shares are listed or quoted on a Designated Stock Exchange that requires the Company to have an Audit Committee, then the Directors shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

175	If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest. Specifically, the Audit Committee shall approve any transaction or transactions between the Company and any of the following parties:

175.1	any shareholder owning an interest in the voting power of the Company that gives such shareholder a significant influence over the Company;

175.2	any Director or executive officer of the Company and any relative of such Director or executive officer; and

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175.3	any person in which a substantial interest in the voting power of the Company is owned, directly or indirectly, by a person referred to in Articles 175.1 or 175.2 or over which such a person is able to exercise significant influence; and

176	If applicable, and subject to applicable law and the rules of the Designated Stock Exchange:

176.1	at the annual general meeting or at a subsequent extraordinary general meeting in each year, the Members shall appoint an Auditor who shall hold office until the Members appoint another Auditor. Such auditor may be a Member but no Director or officer or employee of the Company shall during, his continuance in office, be eligible to act as Auditor;

176.2	a person, other than a retiring Auditor, shall not be capable of being appointed Auditor at an annual general meeting unless notice in writing of an intention to nominate that person to the office of Auditor has been given not less then fourteen days before the annual general meeting and furthermore the Company shall send a copy of such notice to the retiring Auditor;

176.3	the Members may, at any general meeting convened and held in accordance with these Articles, by Special Resolution remove the Auditor at any time before the expiration of his term of office and shall by ordinary resolution at that meeting appoint another Auditor in his stead for the remainder of his term.

177	The Auditor shall audit the profit and loss account and balance sheet of the Company in each year and shall prepare a report thereon to be annexed thereto. Such report shall be laid before the Company at its annual general meeting in each year and shall be open to inspection by any Member.

178	If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

179	Every Auditor shall have a right of access at all reasonable times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

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180	The statement of income and expenditure and the balance sheet provided for by these Articles shall be examined by the Auditor and compared by him with the books, accounts and vouchers relating thereto, and he shall make a written report thereon stating whether such statement and balance sheet are drawn up so as to present fairly the financial position of the Company and the results of its operations for the period under review and, in case information shall have been called for from the Directors or officers of the Company, whether the same has been furnished and has been satisfactory. The financial statements of the Company shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting. The generally accepted auditing standard referred to herein may be those of a country or jurisdiction other than the Cayman Islands, If so, the financial statements and the report of the Auditor should disclose this act and name such country or jurisdiction.

NOTICES

181	Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Any notice, if posted from one country to another, is to be sent airmail. If applicable, notice may also be served by advertisement in appropriate newspapers in accordance with the requirements of the Designated Stock Exchange and the rules and regulations of the SEC and giving to the Member a notice (in the manner set out above) stating that the notice or other document is available there or, to the extent permitted by the rules of the Designated Stock Exchange and all applicable laws and regulations, by placing it on the Company's website or the Designated Stock Exchange's website provided that the Company has obtained either (a) the Member's prior express positive confirmation in writing or (b) the Member's deemed consent, in the manner specified in the rules of the Designated Stock Exchange to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company.

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182	Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays) following the day on which the notice was posted. Where a notice is sent by cable, telex or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by e-mail service shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient. Any notice served by advertisement shall be deemed to have been served on the day of issue of the official publication and/or newspapers in which the advertisement is published (or on the last day of issue if the publication and/or newpapers are published on different dates). Any notice given by placing it on the Company's website or the Designated Stock Exchange's website shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by the rules of the Designated Stock Exchange or any applicable laws or regulations.

183	A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under these Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

184	Notice of every general meeting shall be given in any manner hereinbefore authorised to every person shown as a Member in the Register of Members on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member of record where the Member of record but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

185	A Member shall be entitled to have notice served on him at any address within Hong Kong. Any Mmeber who has not given an express positive confirmation in writing to the Company in the manner specified in the Listing Rules to receive or otherwise have made available to him notices and documents to be given or issued to him by the Company by electronic means and whose registered address is outside of Hong Kong may notify the Company in writing of an address in Hong Kong which for the purpose of service of notice shall be deemed to be his registered address. For the purposes of the Listing Rules, a Member who has no registered address in Hong Kong shall be deemed to have received any notice which shall have been displayed at the transfer office and shall have remained there for a period of 24 hours and such notice shall be deemed to have been received by such Member on the day following that on which it shall have been first so displayed, provided that, without prejudice to the other provisions of these Articles, nothing in this Article shall be construed as prohibiting the Company from sending, or entitling the Company not to send, notice or other documents of the Company to any Member whose registered address is outside Hong Kong.

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WINDING UP

186	If the Company shall be wound up and the assets available for distribution amongst the Members shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

187	If the Company shall be wound up the liquidator may, with the sanction of a Special Resolution of the Company and any other sanction required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

INDEMNITY

188	Every Director, agent or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him as a result of any act or failure to act in carrying out his functions other than such liability (if any) that he may incur by his own fraud or wilful default. No such Director, agent or officer shall be liable to the Company for any loss or damage in carrying out his functions unless that liability arises through the fraud or wilful default of such Director, agent or officer.

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FINANCIAL YEAR

189	Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

TRANSFER BY WAY OF CONTINUATION

190	If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

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Annex F

Repurchase Mandate Explanatory Statement

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this document.

EXPLANATORY STATEMENT

This is an explanatory statement given to the shareholders of Iao Kun Group Holding Company Limited (the “Company”) relating to resolutions authorizing the Company to repurchase its own securities (the “Repurchase Mandate”) to be passed by resolutions of the shareholders of the Company on 5 December 2014 in connection with the proposed listing of the Company’s shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) by way of introduction as set out in a listing of the Company which is expected to be dated in December 2014 (the “Listing Document”) conditional upon the approval by the Stock Exchange.

This explanatory statement contains all the information required pursuant to Rule 10.06(l)(b) of the Rules Governing the Listing of Securities on the Stock Exchange (the “Listing Rules”) which is set out as follows:

(a) Provisions of the Listing Rules

The Listing Rules permit companies with a primary listing on the Stock Exchange to repurchase their own securities on the Stock Exchange subject to certain restrictions, the more important of which are summarised below:

(i) Shareholders ’ approval

All proposed repurchases of securities (which must be fully paid up in the case of shares) by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution of the shareholders, either by way of general mandate or by specific approval of a particular transaction.

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(ii) Source of funds

Repurchases must be funded out of funds legally available for the purpose in accordance with the Memorandum and Articles and the Listing Rules and the applicable laws of the Cayman Islands. A listed company may not repurchase its own securities on the Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Stock Exchange. Subject to the foregoing, any repurchases by the Company may be made out of the Company ’ s funds which would otherwise be available for dividend or distribution or out of the proceeds of a new issue of Shares made for the purpose of the repurchase. Any amount of premium payable on the purchase over the par value of the Shares to be repurchased must be out of the funds which would otherwise be available for dividend or distribution or from sums standing to the credit of the Company ’ s share premium account.

(iii) Trading restrictions

The total number of shares which a listed company may repurchase on the Stock Exchange is the number of shares representing up to a maximum of 10% of the aggregate number of shares in issue. A company may not issue or announce a proposed issue of new securities for a period of 30 days immediately following a repurchase (other than an issue of securities pursuant to an exercise of warrants, share options or similar instruments requiring the Company to issue securities which were outstanding prior to such repurchase) without the prior approval of the Stock Exchange. In addition, a listed company is prohibited from repurchasing its shares on the Stock Exchange if the purchase price is 5% or more than the average closing market price for the five preceding trading days on which its shares were traded on the Stock Exchange. The Listing Rules also prohibit a listed company from repurchasing its securities which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange. A company is required to procure that the broker appointed by it to effect a repurchase of securities discloses to the Stock Exchange such information with respect to the repurchase as the Stock Exchange may require.

(iv) Status of repurchased shares

All repurchased securities (whether effected on the Stock Exchange or otherwise) will be automatically delisted and the certificates for those securities must be cancelled and destroyed.

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(v) Suspension of repurchase

A listed company may not make any repurchase of securities after any inside information has come to its knowledge until the inside information has been made publicly available. In particular, during the period of one month immediately preceding the earlier of (a) the date of the board meeting (as such date is first notified to the Stock Exchange in accordance with the Listing Rules) for the approval of a listed company ’ s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules) and (b) the deadline for publication of an announcement of a listed company ’ s results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), the listed company may not repurchase its shares on the Stock Exchange other than in exceptional circumstances. In addition, the Stock Exchange may prohibit a repurchase of securities on the Stock Exchange if a listed company has breached the Listing Rules.

(vi) Reporting requirements

Certain information relating to repurchases of securities on the Stock Exchange or otherwise must be reported to the Stock Exchange not later than 30 minutes before the earlier of the commencement of the morning trading session or any pre-opening session on the following business day. In addition, a listed company ’ s annual report is required to disclose details regarding repurchases of securities made during the year, including a monthly analysis of the number of securities repurchased, the purchase price per share or the highest and lowest price paid for all such purchase, where relevant, and the aggregate prices paid.

(vii) Connected persons

A listed company is prohibited from knowingly repurchasing securities on the Stock Exchange from a ‘‘ connected person ’’ , that is, a director, chief executive or substantial shareholder of the Company or any of its subsidiaries or their associates and a connected person is prohibited from knowingly selling his securities to the Company.

(viii) Reasons for repurchases

The Directors believe that the ability to repurchase Shares is in the interests of the Company and the Shareholders. Repurchases may, depending on the circumstances, result in an increase in the net assets and/or earnings per Share. The Directors sought the grant of a general mandate to repurchase Shares to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time having regard to the circumstances then pertaining.

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(ix) Funding of repurchases

In repurchasing securities, the Company may only apply funds lawfully available for such purpose in accordance with its Memorandum and Articles, the Listing Rules and the applicable laws of the Cayman Islands. There could be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in this listing document) in the event that the repurchase mandate were to be carried out in full at any time during the share repurchase period. However, the Directors do not propose to exercise the general mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

(x)	The Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the hearing level which in the opinion of the Directors are from time to time appropriate for the Company.

(xi)	General

(a)	The exercise by the Company in full of the repurchase mandate, on the basis of 60,452,314 Shares in issue as at the passing of the resolution granting the Repurchase Mandate (assuming there is no change in the issued share capital of the Company prior to the passing of the resolution granting the Repurchase Mandate), could accordingly result in up to approximately 6,045,231 Shares being repurchased by the Company during the period prior to the earliest of:

(i) the conclusion of our next annual general meeting; or

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(ii) the expiration of the period within which our next annual general meeting is required by any applicable law or our Articles to be held; or

(iii) the revocation or variation of the authority given by an ordinary resolution of our Shareholders in general meeting.

(b)	None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their close associates currently intends to sell any Shares to the Company. The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the repurchase mandate in accordance with the Listing Rules and the applicable laws in the Cayman Islands.

(c)	If, as a result of any repurchase of Shares, a Shareholder ’ s proportionate interest in the voting rights of the Company is increased, such increase will be treated as an acquisition for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. As far as the Directors are aware, Mr. Vong Hon Kun, a substantial Shareholder holding 8,386,122 Shares, representing approximately 13.87% of the total issued Shares as at the date hereof, is currently the single largest Shareholder of the Company. Assuming the Repurchase Mandate is exercised in full, i.e., a total of 6,045,231 Shares are purchased by the Company during the validity of the Repurchase Mandate, the shareholding level of Mr. Vong Hon Kun would be increased to approximately 15.41% (assuming there will be no other changes in the Company’s issued share capital other than the repurchases). Therefore, the Directors consider that the concern that the repurchases which may be made in exercising the power under the Repurchase Mandate would result in a Shareholder or a group of Shareholders acting in concert could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code is remote.

(d)	Any repurchase of Shares that results in the number of Shares held by the public being reduced to less than 20% of the Shares then in issue could only be implemented if the Stock Exchange agreed to waive the Listing Rules requirements regarding the public shareholding referred to above. It is believed that a waiver of this provision would not normally be given other than in exceptional circumstances.

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(e)	No core connected person of the Company has notified the Company that he or she has a present intention to sell Shares to the Company, or has undertaken not to do so, if the repurchase mandate is exercised.

(f)	The Directors will undertake to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands.

(g)	Rule 10.06(1)(b)(viii) of the Listing Rules which relates to the inclusion of a statement herein giving details of any purchases by the Company of Shares made in the previous six months (whether on the Stock or otherwise), giving the date of each purchase and the purchase price per Share or the highest and lowest prices paid for such purchases, where relevant, is not applicable.

(h)	Rule 10.06(1)(b)(x) of the Listing Rules which relates to the inclusion of a statement herein giving the highest and lowers prices at the Shares have traded on the Stock Exchange during each of the previous twelve months is not applicable.

(i)	The statement which is required under Rule 10.06(1)(b)(xi) of the Listing Rules to be included in this explanatory statement is set out on the front page (in Italic style) of explanatory statement.

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ANNUAL MEETING OF SHAREHOLDERS OF

IAO KUN GROUP HOLDING COMPANY LIMITED

December 5, 2014

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at: ir.ikghcl.com/events.cfm.

Please sign, date and mail your proxy card in the envelope provided promptly.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSAL 2, PROPOSAL 3, PROPOSAL 4, PROPOSAL 5, PROPOSAL 6, PROPOSAL 7 AND PROPOSAL 8. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Leong Siak Hung or Raymond Li Chun Ming, individually, as proxy to represent the undersigned at the Annual Meeting of Shareholders to be held at Iao Kun VIP Club 1/F., East VIP Entrance, Galaxy Macau, Cotai, Macau on December 5, 2014 at 11:30 a.m., local time, and at any adjournments thereof, and to vote the ordinary shares the undersigned would be entitled to vote if personally present, as indicated below.

1.	ELECTION OF DIRECTORS:	NOMINEES:
	☐ FOR ALL NOMINEES	○ Peter Li	○ Yeung Lun Allan
○ Raymond Li Chun Ming
☐ AGAINST ALL NOMINEES
☐ FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ●

2.	ADOPTION OF SHARE OPTION SCHEME	FOR ☐	AGAINST ☐	ABSTAIN ☐

3.	AMENDMENT OF SHARE CAPITAL	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	ADOPTION OF “友權集團控股有限公司” AS THE COMPANY’S DUAL FOREIGN NAME	FOR ☐	AGAINST ☐	ABSTAIN ☐

5.	ADOPTION OF FOURTH AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION WITH EFFECT FROM THE LISTING OF THE COMPANY’S ORDINARY SHARES ON THE HONG KONG STOCK EXCHANGE	FOR ☐	AGAINST ☐	ABSTAIN ☐

6.	AUTHORITY TO DIRECTORS TO ISSUE NEW SHARES; REPURCHASE SHARES; INCREASE SHARES ISSUABLE	FOR ☐	AGAINST ☐	ABSTAIN ☐

7.	RATIFICATION OF INDEPENDENT AUDITORS	FOR ☐	AGAINST ☐	ABSTAIN ☐

8.	APPROVAL OF ADDITIONAL AUDITORS UPON HONG KONG LISTING	FOR ☐	AGAINST ☐	ABSTAIN ☐

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors knows of no other business to be presented at the meeting.

The ordinary shares represented by this proxy, when properly executed, will be voted as directed. If no direction is given, this proxy will be voted in favor of Items 1, 2, 3, 4, 5, 6, 7 and 8. Abstentions will be treated as being present and entitled to vote and, therefore, will have the effect of votes against such proposals. If you do not provide your broker or other nominee with instructions on how to vote your “street name” shares, your broker or nominee will not be permitted to vote them on non-routine matters (a broker “non-vote”) such as Item 1. Shares subject to a broker “non-vote” will not be considered entitled to vote with respect to Item 1, and will not affect the outcome on that Item. Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote. We encourage you to provide instructions to your broker regarding the voting of your shares.

Signature of Shareholder	Date
Signature of Shareholder	Date

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.